Exhibit 99.2

2022

Management
Information
Circular

Notice of 2022
Annual and
Special Meeting

Important Meeting Information
Date	May 13, 2022
Time	10:30a.m. (PST)
Virtual	https://web.lumiagm.com/285841977
In person	Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Table of Contents

BUSINESS OF THE MEETING	II

OUR YEAR IN REVIEW – 2021	III

NOTICE OF 2022 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1

VOTING AND PROXY INFORMATION	2

GENERAL PROXY INFORMATION	10

Solicitation of Proxies	10
Appointment and Revocation of Proxies	10
Exercise of Discretion by Proxies	11
Voting Securities and Principal Holders Thereof	11

ELECTION OF DIRECTORS	14

Advance Notice By-law	14
Majority Voting Policy	14
Nominees At A Glance	15
Director Biographies	16
Director Experiences, Expertise and Skills	26

CORPORATE GOVERNANCE PRACTICES	29

Our Year in Review	29
Board of Directors	29
Diversity, Representation of Women and Board Gender Target	32
Environment, Social and Governance	34
Climate Change and Environment	35
Community Investment Program	35
Position Descriptions	36
Compensation	39
Committees of the Board	39
Board Assessments	41
Director Share Ownership Requirements	41

DIRECTOR COMPENSATION	44

Director Compensation Summary	45
Incentive Plan Awards	47
Retirement Policy for Directors	49
Directors’ and Officers’ Liability Insurance	49

EXECUTIVE COMPENSATION (see Executive Compensation index for further details)	50

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	86

Equity Compensation Plans	86
Share Option Plan	86
Performance Share Unit Plan	88
Restricted Share Plan	89

OTHER INFORMATION	91

Indebtedness of Directors and Executive Officers	91
Interest of Certain Persons in Matters to be Acted Upon	91
Interest of Informed Persons in Material Transactions	91

APPOINTMENT OF AUDITORS	92

SPECIAL MATTERS	93

Say on Pay Advisory Vote	93

SHAREHOLDER ENGAGEMENT & CONTACTING BOARD OF DIRECTORS	94

Shareholder Engagement & Contacting the Board of Directors	94

ADDITIONAL INFORMATION	95

Additional Information	95
Directors’ Approval	95

SCHEDULE "A" - CHARTER OF THE BOARD OF DIRECTORS	96

SCHEDULE "B" – NON-IFRS MEASURES	99

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[i]

Business of the Meeting

Below is a summary of the matters to be acted upon at the 2022 Annual and Special Meeting of shareholders of Wheaton Precious Metals Corp. (“we”, “us”, “our”, the “Company” or “Wheaton”). This summary does not contain all of the information that you should consider, and you should carefully read the entire management information circular before voting. For this year’s Meeting, Wheaton has adopted an online virtual meeting platform in addition to the in-person meeting location and we are encouraging our shareholders to participate in the Meeting using this online platform. See “How Do I Join the Wheaton Online Virtual Meeting?” on page 4 for details.

Ordinary Matters

1 Wheaton’s Financial Statements

Wheaton will place before the Meeting its consolidated financial statements for the year ended December 31, 2021. These financial statements have been mailed to shareholders who requested a copy and are available on Wheaton’s website at www.wheatonpm.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2 Election of Directors	Board Recommendation: VOTE FOR EACH NOMINEE

Shareholders will be asked to elect 10 members to the Board of Directors. Please refer to the section entitled “Election of Directors” on page 14 for director biographies and details on the election process.

3 Appointment of Auditors	Board Recommendation: VOTE FOR

Shareholders will be asked to approve the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of Wheaton and to fix their remuneration. Please refer to the section entitled “Appointment of Auditors” on page 92 for details on fees billed by the auditors.

Special Matters

4 Say on Pay Advisory Vote	Board Recommendation: VOTE FOR

Shareholders will be asked to approve a non-binding advisory resolution on the Company’s approach to executive compensation. Please refer to the section entitled “Executive Compensation” on page 50 and “Special Matters – Say on Pay Advisory Vote” on page 93 for details on Wheaton’s executive compensation and the say on pay advisory vote.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[ii]

Our Year in Review – 2021

To assist you in reviewing the proposals to be voted upon at the 2022 Annual and Special Meeting of shareholders of Wheaton, this section provides highlights on Wheaton’s performance, compensation and governance matters. However, this summary does not contain all of the information that you should consider, and you should carefully read the entire management information circular before voting.

Achievements During 2021 – High Quality Sustainable Growth (1)

Wheaton continues to be the one of the largest precious metal streaming companies in the world. During 2021, Wheaton had some significant achievements, including:

STRONG FINANCIAL RESULTS	SIGNIFICANT GROWTH IN HIGH-QUALITY STREAMING ASSETS
Wheaton had record revenue and operating cash flow for 2021 of over US$1.2 billion and US$845 million respectively	Wheaton added five new streaming assets and one new royalty in 2021 and continued to benefit from its portfolio of high-quality assets

DELIVERING TO STAKEHOLDERS	EXPANDED SUSTAINABILITY FOCUS
During 2021 Wheaton paid record dividends to shareholders, repaid all of Wheaton’s debt, and delivered support to communities around the world through Wheaton’s CSR Partner Fund and COVID-19 Response Fund	Wheaton’s ongoing commitment to sustainability included the publication of Wheaton’s second Sustainability Report and the adoption of enhanced climate change and environmental commitments

Key Executive Compensation Results (2)

Overall executive total compensation increased for 2021 when compared to 2020. Key executive compensation results were:

Base salaries increased by 2% for 2021
Value of long-term compensation awards paid to CEO increased by approximately 8% in 2021 compared to 2020
Annual performance-based cash incentive for CEO increased by approximately 13% compared to 2020, reflecting corporate performance for 2021
Approximately 77% of CEO compensation was at risk during 2021, a slight increase from 2020
Total compensation paid to CEO in 2021 increased by approximately 9% compared to 2020, reflecting corporate performance for 2021

(1)	Shareholders are directed to the full disclosure on financial results contained in the consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2021.

(2)	Shareholders are directed to the full disclosure under Executive Compensation contained in this information circular.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[iii]

2021 Compensation At A Glance

Wheaton’s compensation practices have been adopted with the goals of attracting, retaining and motivating key talent, as well as aligning the interests of management with the interests of Wheaton’s shareholders. Wheaton believes that these compensation practices continue to produce strong performance for Wheaton.

Benchmarking to Well-Selected Comparator Group – the Human Resources Committee selects a comparator group based on objective criteria to benchmark Wheaton’s compensation	è	Page 59

Balanced Approach to Compensation – Wheaton believes in a balanced compensation approach, with base salary, retirement plan, bonus and long-term compensation representing 18%, 6%, 34% and 43% respectively of total CEO compensation in 2021	è	Page 55

Annual Bonus Tied to Performance – Wheaton has significant performance objectives and a payout depending on the achievement of those objectives, including sustainability	è	Page 61

Pay for Performance Alignment – Wheaton has strong alignment between shareholder return and total pay	è	Page 76

Significant Proportion of Long-Term Compensation – compensation paid to executive officers is designed to reward success in achieving sustained, long-term profitability through the grant of equity awards vesting over multi-year periods	è	Page 68

Executive Share Ownership – senior officers of Wheaton are required to hold common shares equal in value to three times base salary for the CEO and two times base salary for all other senior officers	è	Page 73

Caps on Compensation – Wheaton has adopted caps on non-equity performance awards and the number of performance share units vesting, each equal to 200%	è	Page 62/72

Claw Back Policy & Risk Management – the Board adopted an executive compensation claw back policy and the Audit Committee and Human Resources Committee identify, review and assess risks specifically associated with compensation policies and practices	è	Page 74

Independent Advice – Wheaton’s third-party compensation consultant provides advice on the competitiveness and appropriateness of executive compensation programs	è	Page 55

Human Resources Committee Discretion – determining whether to award an annual performance bonus is at the Human Resources Committee’s sole discretion	è	Page 62

Anti-Hedging Policy – Wheaton prohibits all officers, directors and Vice-Presidents from entering into hedging transactions with Wheaton common shares	è	Page 77

Employment Agreements – Wheaton has entered into employment agreements with all senior officers	è	Page 84

Double Trigger on Severance Payments – severance payments to senior officers are not triggered unless there is both a change of control of Wheaton and the termination or effective termination of the officer	è	Page 84

Modest Benefits – executive officers generally received perquisites that in the aggregate were no greater than C$50,000	è	Page 74

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[iv]

2021 Corporate Governance At A Glance

Wheaton recognizes the importance of corporate governance practices for the effective management of the Company. Details on Wheaton corporate governance practices can be found throughout this management information circular.

Independence of the Board – 90% of Wheaton directors and 100% of committee members are independent	è	Page 16

Independent Chair – the Chair of the Board of Wheaton is currently Mr. Holtby, an independent director, and the role of Chair and CEO are separate	è	Page 30

In Camera/Independent Meetings of the Board – at all Board meetings, independent directors meet without management to allow for more open discussions	è	Page 30

Overboarding – Board members are not allowed to sit on four or more public company boards without the approval of the Board	è	Page 31

Limits on Interlocking – no two Wheaton directors may sit together on two or more public company boards without the approval of the Board	è	Page 31

Majority Voting Policy – the Board has adopted a policy that any director who receives a greater number of votes “withheld” than votes “for” must promptly tender a resignation to the Board	è	Page 14

Terms of Reference – Wheaton has adopted detailed and comprehensive terms of reference for the Board	è	Page 32

Diversity on the Board and at Wheaton – Wheaton has adopted a 30% target for female directors by 2024, which will be met if our three female director nominees are elected at this Meeting; 20% of Vice Presidents are women	è	Page 32

Risk Management – the Board has oversight over, and ensures management identifies the principal risks of the business	è	Page 36

Continuing Education – new directors are provided with orientation and education when they join the Board and the Company facilitates ongoing education for all directors	è	Page 36

Code of Business Conducts and Ethics – the Board has adopted and the Governance and Sustainability Committee monitors compliance with the Code of Business Conduct and Ethics	è	Page 37

Whistleblower Policy – Wheaton has adopted a Whistleblower Policy which allows for confidential and anonymous reporting of concerns by employees in respect of financial disclosure or controls	è	Page 37

Regular Assessments – the Board is committed to regular assessments of its effectiveness	è	Page 41

Strong Share Ownership Requirements – all non-executive directors are required to hold common shares with a value equal to three times the amount of the annual retainer paid to them	è	Page 41

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[v]

Notice of 2022 Annual and Special Meeting of Shareholders

Important Meeting Information

Date	è	May 13, 2022
Time	è	10:30a.m. (PST)
Virtual	è	https://web.lumiagm.com/285841977
In person	è	Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

•	To receive the audited consolidated financial statements for the year ended December 31, 2021;
•	To elect the ten director nominees;
•	To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2022; and
•	To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting. Wheaton’s board of directors has by resolution fixed the close of business on March 18, 2022 as the record date. Your vote as a shareholder is important.

Wheaton has adopted an online virtual Meeting platform and we encourage all of our shareholders to participate in the Meeting using this online platform. All eligible shareholders participating in our online virtual Meeting platform will be able listen to the Meeting live and ask questions online. For registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) participating in our online virtual Meeting, such holders will also be able to submit votes at the Meeting in real time. Further information is provided in the section headed “How Do I Join the Wheaton Online Virtual Meeting?” and “How do I ask a Question at the Meeting?”. Wheaton is encouraging our shareholders to participate in our online virtual meeting platform. If a shareholder wishes to attend the Meeting in person, Wheaton asks that you pre-register your attendance via email to WheatonAGM2022@wheatonpm.com by 10:30am May 11, 2022 (PST) so the Company can facilitate physical distancing and other precautions to ensure the health and safety of all attendees. Any shareholder attending in person will be required to comply with the then-current protocols in place at the offices of Cassels, Brock & Blackwell LLP.

If you are unable to attend the online virtual Meeting or in person, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. If you are a registered shareholder, please complete and return the enclosed form of proxy by no later than 10:30 a.m. (PST) on May 11, 2022. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/) to help reduce paper use and printing costs. The Circular will also be available at www.sedar.com and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing tsxt-fulfilment@tmx.com. Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedar.com, www.sec.gov, or www.wheatonpm.com.

By Order of the Board of Directors
“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 21, 2022

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[1]

Voting and Proxy Information

Shareholders of record as of March 18, 2022 may cast their votes in any of the following ways:

Voting during virtual Meeting by Registered Shareholders and Non-Registered Shareholders or proxyholders

See “How Do I Join the Wheaton Online Virtual Meeting?” on page 4 for details.

Proxy Voting in advance by Registered Shareholders

Online	Fax	Email	Mail
Vote at www.tsxtrust.com/vote-proxy. You will need the 13-digit control number located on the proxy.	1-866-781-3111 (within North America) 1-416-368-2502 (outside North America)	Send to proxyvote@tmx.com	Return your completed and signed proxy card using the return envelope that was provided to you.

Proxy Voting in advance by Non-Registered Shareholders

Online	Phone	Mail	QR Code
Vote at www.proxyvote.com. You will need the 16 digit number included in your voting instruction form.	Call the telephone number provided on your voting instruction form. You will need the 16 digit number included in your voting instruction form.	Return your completed and signed voting instruction form using the return envelope that was provided to you.	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.

Voting in Person during Meeting by Registered Shareholders and Non-Registered Shareholders or proxyholders

See “How do I vote if my shares are registered in my name (registered shareholder)?” on page 3 for Registered Shareholders and “Voting by Non-Registered Shareholders” on page 11 for Non-Registered Shareholders.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[2]

Commonly Asked Questions and Answers – Voting and Proxies

Q.	How do I vote if my shares are registered in my name (registered shareholder)?

A.	For the Annual and Special Meeting of shareholders (the “Meeting”), Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) is providing registered shareholders with the ability to vote online or in person during the Meeting, or in advance of the Meeting by proxy. If you are eligible to vote and your shares are registered in your name, you are a “registered shareholder” and therefore you can vote your shares as follows:

à	Online: See “How Do I Join the Wheaton Online Virtual Meeting?” for details, or

à	In Person: we ask registered shareholders to pre-register for in-person attendance via email to WheatonAGM2022@wheatonpm.com by 10:30am May 11, 2022 (PST) so the Company can facilitate physical distancing and other precautions to ensure the health and safety of all attendees. At the Meeting you will be able to present yourself to a representative of the scrutineer of the Meeting, TSX Trust Company (“TSX Trust Company”). Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy, or

à	Proxy: by signing and returning your form of proxy by email to proxyvote@tmx.com; by mail in the prepaid envelope provided; by fax to the number indicated on the form; or online as directed below under the question “Where do I send my completed proxy if I am a registered shareholder?”.

Q.	How do I vote if my shares are not registered in my name, but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution)?

A.	If your shares are not registered in your name, but are held in the name of a nominee that holds your securities on your behalf (usually a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including either a form of proxy or a voting instruction form. The Company does not have the names of its non-registered shareholders so you must carefully follow the instructions accompanying the proxy or voting instruction form. If you are a non-registered shareholder, you can vote your shares as follows:

à	Online: See “How Do I Join the Wheaton Online Virtual Meeting?” and “How Do I Vote at the Wheaton Online Virtual Meeting?” for details, or

à	In Person: by BOTH: (i) inserting your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the Meeting. You should present yourself to a representative of TSX Trust Company or the Company upon arrival at the Meeting and bring a picture ID and follow instructions on your proxy card/voting instruction form, AND (ii) pre-registering your attendance via email to WheatonAGM2022@wheatonpm.com by 10:30am May 11, 2022 (PST) so the Company can facilitate physical distancing and other precautions to ensure the health and safety of all attendees. Any shareholder attending in person will be required to comply with the then-current protocols in place at the offices of Cassels, Brock & Blackwell LLP. Your email should also confirm that you are a non-registered shareholder and that you have been appointed as a proxyholder. If you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder, or

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[3]

à	Proxy: by submitting the proxy or voting instruction form as directed by your nominee.

Q.            How Do I Join the Wheaton Online Virtual Meeting?

A.	Joining the Wheaton online virtual Meeting requires that you have access to the internet either through a computer or through a mobile device.

Attending the Meeting using Wheaton’s online virtual Meeting platform enables all Wheaton shareholders to watch the Meeting live. Wheaton’s registered shareholders and appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) can also ask questions and direct votes at the appropriate times during the Meeting. Guests (including non-registered shareholders who have not duly appointed themselves as a proxy holder) may attend the Meeting and ask questions, but they are not able to vote at the Meeting.

Registered shareholders and duly appointed proxyholders who wish to participate in the online virtual Meeting may do so:

à	from their computer, by entering the following URL in their browser: https://web.lumiagm.com/285841977;

à	from their mobile device by either:

•	entering the following URL in their browser: https://web.lumiagm.com/285841977; or

•	or by using the Lumi AGM app, which is available by downloading the app from the Apple App Store or Google Play Store.

If you choose to participate in the online virtual Meeting as a registered shareholder, you can log into the Meeting by:

à	Entering the meeting ID for the Meeting, which is: 285841977

à	Selecting “I am a shareholder/proxy”

à	Clicking “I have a control number” and entering your valid control number

à	Entering the password for the Meeting, which is: wheaton2022 (case sensitive)

à	Follow the instructions to access the Meeting and vote when prompted. See “How Do I Vote at the Wheaton Online Virtual Meeting?”

Guests, including non-registered shareholders who have not duly appointed themselves as a proxyholder, can log into the Meeting by clicking “I am a guest” and completing the online form. Guests will be able to listen to the Meeting, but will not be able to ask questions or vote.

IMPORTANT TECHNICAL REMINDERS FOR JOINING THE MEETING:

à	You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by attempting to login in early and do not use Internet Explorer.

à	It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting.

à	Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[4]

à	More information regarding participating in the Meeting online, including browser requirements, is detailed in the Wheaton Online Virtual Meeting User Guide available on the Wheaton’s website at www.wheatonpm.com/Investors/annual-general-meeting/.

à	The Meeting will begin promptly at 10:30a.m. PST on May 13, 2022, unless otherwise adjourned or postponed. Online check-in will begin one hour prior to the Meeting, at 9:30 a.m. PST. It is recommended that you log in online at least 15 minutes before the Meeting starts to allow ample time for online check-in procedures.

à	Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting and vote for any reason.

à	In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate, considering the circumstances.

Q.            How Do I Vote at the Wheaton Online Virtual Meeting?

A.	How to vote depends on whether you are a registered shareholder or non-registered shareholder.

Registered shareholders who want to attend the Meeting and vote online during the Meeting should not complete the form of proxy and should instead follow the instructions below:

Step 1: Log in online at https://web.lumiagm.com/285841977 at least 15 minutes before the Meeting starts. See “How Do I Join the Wheaton Online Virtual Meeting?” for further details.

Step 2: Click “I have a control number” and then enter your control number and password wheaton2022 (case sensitive) and complete an online ballot during the Meeting. The control number is located on the form of proxy or in the email notification you received from TSX Trust Company.

If you use your control number to log into the Meeting and you have previously completed and submitted a proxy, there is no need to vote again as your vote has already been recorded. Any vote you cast at the Meeting will revoke any proxy you previously submitted.

Non-registered shareholders who wish to vote at the Meeting through the online virtual Meeting must insert their own name in the space provided on the voting instruction form received from the nominee. In so doing, such non-registered shareholder will be instructing its nominee to appoint such non-registered shareholder as proxyholder. Non-registered shareholders must adhere strictly to the signature and return instructions provided by their nominee. It is not necessary to complete the form in any other respect, since such non-registered shareholder will be voting at the Meeting by voting online through the online virtual Meeting platform. Non-registered shareholders who wish to vote at the Meeting must also register as proxyholder by contacting TSX Trust Company at 1-866-751-6315 (in North America) or 1 (212) 235-5754 outside North America or by completing the electronic form located at: https://www.tsxtrust.com/control-number-request by 10:30a.m. PST on Wednesday, May 11, 2022. TSX Trust Company will then provide the non-registered shareholder with a control number by email after the proxy voting deadline has passed. The control number is the non-registered shareholder’s username for the purposes of logging into the Meeting.

If you are a non-registered shareholder who does not appoint themselves as proxyholder then you may attend the Meeting as a guest and ask questions, but you will not be able to vote at the Meeting.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[5]

Once the voting is announced, click the voting icon. To vote, simply select the voting direction from the options and cast your vote.

Q.	How do I ask a question at the at the Meeting?

A.	Wheaton believes that the ability to participate in the Meeting in a meaningful way remains important regardless of whether a shareholder attends in person or virtually.

For the in person and the virtual online Meeting, registered shareholders and proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) will be able to make motions or raise points of order, and will have the ability to raise questions and provide direct feedback to management as follows:

At the Meeting (Online): Eligible shareholders attending the Meeting may ask questions during the Meeting. If you would like to ask a question, select the “MESSAGING” icon to the left of your screen. Type a message in the chat box in the messaging screen. Once you are happy with your message click the Arrow symbol. Questions sent via this LUMI meeting platform will be moderated before being sent to the Chair. Once sent to the Chair, the question will read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of Wheaton as they would be at a shareholders meeting that was being held in person.

At the Meeting (In Person): Eligible shareholders attending the Meeting in person may ask questions during the Meeting by raising their hand. The Chair or a designee of the Chair will repeat the question to ensure all online participants are able to hear the question. The question will be responded to by a representative of Wheaton at the appropriate time.

To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or to the affairs of Wheaton or which are determined to be inappropriate or otherwise out of order

Q.	What if I am a non-registered shareholder and do not give voting instructions to my nominee?

A.	If you are not attending the online virtual Meeting or in person, as a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your nominee by the deadline provided in the materials you receive from your nominee. If you do not provide voting instructions to your nominee, your shares may not be voted in accordance with your wishes.

Q.	What happens if the Meeting format, location, time or date needs to be changed in light of COVID-19?

We are committed to keeping you informed. We will notify shareholders of a change without sending additional soliciting materials or updating proxy-related materials by:

•	issuing a news release announcing the change in the date, time, location or format;
•	filing the news release on SEDAR; and
•	informing all the parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of the change.

We continue to keep up to date on developments surrounding COVID-19 and we are taking steps to protect the health and safety of our shareholders, employees and communities.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[6]

Q.	Who is soliciting my vote/proxy?

A.	The management of Wheaton is soliciting your vote/proxy in connection with its Meeting. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

Q.	Who is entitled to vote?

A.	You are entitled to vote if you were a holder of common shares of Wheaton as of the close of business on March 18, 2022. Each common share is entitled to one vote.

Q.	When are proxies due?

Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:30 a.m. (PST) on May 11, 2022, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

Q.	How many votes are required to pass a matter on the agenda?

A.	A simple majority of the votes cast, during the online virtual Meeting, in person or represented by proxy, is required for each of the matters specified in this management information circular.

Q.	Should I sign the form of proxy enclosed with the Notice of Meeting?

A.	If you are a registered shareholder and are not attending the online virtual Meeting or in person, you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder, and not attending the online virtual Meeting or in person, please read the instructions provided by your nominee.

Q.	What if my shares are registered in more than one name or in the name of a company and I wish to vote by proxy?

A.	If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact TSX Trust Company prior to submitting your form of proxy.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A.	Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the online virtual Meeting or in person. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your shares. Appointed proxyholders should, if attending the virtual online Meeting, be registered as proxyholder with TSX Trust Company in order to receive a control number, as described under How Do I Vote at the Wheaton Online Virtual Meeting? and follow the instructions under How Do I Join the Wheaton Online Virtual Meeting?”. For appointed proxyholders who are attending the Meeting in person, you are encouraged to pre-register via email to WheatonAGM2022@wheatonpm.com by 10:30am May 11, 2022 (PST) so the Company can facilitate physical distancing and other precautions to ensure the health and safety of all attendees and on arrival at the Meeting, present themselves to a representative of TSX Trust Company or the Company.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[7]

Q.	Where do I send my completed proxy if I am a registered shareholder?

A.	You should send your completed proxy to:

by mail to: TSX Trust Company Proxy Dept., P.O. Box 721 Agincourt, Ontario M1S 0A1	by fax to: toll free within North America: 1-866-781-3111 outside North America: 416-368-2502

by internet to: www.tsxtrust.com/vote-proxy	by email to: proxyvote@tmx.com

Q.	Where do I send my completed proxy if I am a non-registered shareholder?

A.	You should send your completed proxy using the methods set out on your voting instruction form or business reply envelope.

Q.	Can I change my mind once I send my proxy?

A.	If you are a registered shareholder and have returned a form of proxy, you may revoke it by:

1.	completing and signing another form of proxy bearing a later date, and delivering it to TSX Trust Company; or

2.	delivering a written statement, signed by you or your authorized attorney to:

(a)	the registered office of Wheaton Precious Metals Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2; Attention: Mark T. Bennett, at any time up to and including May 13, 2020 or, if the Meeting is adjourned, the business day preceding the day to which the Meeting is adjourned; or

(b)	the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or, if the Meeting is adjourned, the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

Q.	What if amendments are made to these matters or if other matters are brought before the Meeting?

A.	If you attend the virtual online Meeting or in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned the form or proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders of Wheaton, and to other matters which may properly come before the Meeting. As of the date of this management information circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.	What if I am a registered shareholder and do not submit a proxy?

A.	As a registered shareholder, if you do not submit a proxy prior to 48 hours before the Meeting (excluding Saturdays, Sundays and holidays) or you do not attend and vote at the online virtual Meeting or in person, your shares will not be voted on any matter that comes before the Meeting.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[8]

Q.	Who counts the votes?

A.	A scrutineer, employed by the Company’s registrar and transfer agent, TSX Trust Company, will act as scrutineer and will count the votes and report the results to the Company.

Q.	What is an advisory vote on Say on Pay?

A.	“Say on Pay” is a non-binding advisory resolution to accept the Company’s approach to executive compensation. The purpose of the Say on Pay advisory vote is to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company. The advisory vote is non-binding on the Company and it remains the duty of the Board of Directors to develop and implement appropriate executive compensation policies for the Company. In the event that a significant number of shareholders oppose the resolution, the Board of Directors will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board of Directors will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board of Directors (or why no changes will be made). See “Special Matters – Say On Pay Advisory Vote” on page 93.

Q.	If I need to contact TSX Trust Company, the Company’s registrar and transfer agent, how do I reach them?

A. You can contact the Company’s registrar and transfer agent:

by mail at: TSX Trust Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3 by fax at: 1-888-249-6189	by telephone at: toll free within North America: 1-800-387-0825 outside North America: 416-682-3860 by internet at: www.tsxtrust.com/vote-proxy by email at: shareholderinquiries@tmx.com

Q.	How do I give feedback on the Company’s executive compensation program, its governance practices or other aspects of this management information circular?

A.	We value shareholder, employee and other interested party opinions, concerns and other feedback and invite you to communicate directly with the Board of Directors, the Human Resources Committee or the Governance and Sustainability Committee, as appropriate. Contact information is provided under the heading “Shareholder Engagement & Contacting the Board of Directors” on page 94.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[9]

General Proxy Information

Solicitation of Proxies

This management information circular is furnished to the holders (the “shareholders”) of common shares (the “Common Shares”) in connection with the solicitation of proxies by the management of Wheaton Precious Metals Corp. (“we”, “our”, “us”, “Wheaton” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 18, 2022 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:30 a.m. (PST) on May 11, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting (the “Proxy Deposit Date”). Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

Unless otherwise stated, the information contained in this management information circular is as of March 21, 2022. All dollar amounts referenced herein, unless otherwise indicated, are generally expressed in Canadian dollars and referred to as “C$”. Amounts expressed in United States dollars are referred to as “US$”. Unless otherwise stated, any United States dollar amounts in this management information circular which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7888, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2021.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than the Proxy Deposit Date.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Wheaton Precious Metals Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2; Attention: Mark T. Bennett) at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting or in any other manner permitted by law.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[10]

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such Common Shares will be voted in the discretion of the person named in the proxy.  However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the Common Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, including the election of directors and items set out under “Special Matters” on page 93.  Thus, such Common Shares will be included in determining the presence of a quorum at the Meeting and will be votes "cast" for purposes of other proposals but will not be considered votes “cast” for purposes of voting on the election of directors or other non-routine matters.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company is required to distribute copies of this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A). In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to deliver this management information circular to shareholders by (i) distributing a notification of meeting along with the form of proxy to the clearing agencies and Intermediaries (the “Mailed Materials”) for distribution to Non-Registered Shareholders; and (ii) posting this management information circular on the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/). See “Notice and Access” on page 12 for further information.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[11]

Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials distributed by the Company to Non-Registered Shareholders. Wheaton intends to pay for distribution to objecting Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Mailed Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. See above “Exercise of Discretion by Proxies” for broker discretion in the absence of non-registered shareholder direction; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Appointed proxyholders should, if attending the virtual online Meeting, be registered as proxyholder with TSX Trust Company in order to receive a control number, as described under How Do I Vote at the Wheaton Online Virtual Meeting? and follow the instructions under How Do I Join the Wheaton Online Virtual Meeting?”. For appointed proxyholders who are attending the Meeting in person, you are encouraged to pre-register via email to WheatonAGM2022@wheatonpm.com by 10:30am May 11, 2022 (PST) so the Company can facilitate physical distancing and other precautions to ensure the health and safety of all attendees and on arrival at the Meeting, present themselves to a representative of TSX Trust Company or the Company.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Mailed Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Mailed Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Notice and Access

Under Canadian securities laws, reporting issuers are permitted to advise their shareholders of the availability of proxy-related materials, including this management information circular on an easily accessible website, rather than mailing physical copies pursuant to the “Notice and Access” rules.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use, the Company’s carbon footprint and the Company’s printing costs. The Company has therefore decided to deliver this management information circular to shareholders by posting it on its website (www.wheatonpm.com/Investors/annual-general-meeting/). This management information circular will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. All shareholders will also receive a notice document which will contain information on how to obtain electronic and paper copies of this management information circular in advance of the Meeting.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[12]

Shareholders who wish to receive paper copies of the management information circular may request copies by calling toll-free at 1-888-433-6443 or by emailing tsxt-fulfilment@tsx.com.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive this management information circular in advance of the proxy deposit date and Meeting. This management information circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of this management information circular.

Voting Securities and Principal Holders Thereof

As of March 21, 2022, 451,108,920 Common Shares were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 18, 2022. In accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, based upon publicly available information as of March 21, 2022, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[13]

Election of Directors

The Company’s Articles of Continuance and rules and laws applicable to the Company provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of ten directors. The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting.

At the Meeting, shareholders will be asked to approve an ordinary resolution for the election of the ten persons named hereunder as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees, was elected at the last annual and special meeting of the Company’s shareholders held on May 14, 2021, other than Ms. Jaimie Donovan who is standing for election for the first time at the Meeting.

Mr. Douglas Holtby, the Chair of the Board, has announced that he intends to retire and will not be standing for election at the Meeting. The Company wishes to thank Mr. Holtby for his dedication and guidance over the last 16 years.

Advance Notice By-law

Under the Company’s By-law No. 3 Advance Notice of Nominations of Directors (the “Advance Notice Policy”) a director nomination must be made, in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, and in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. An adjournment or postponement of a meeting of shareholders does not commence a new time period for the giving of a shareholder’s nomination under the Advance Notice Policy. The Advance Notice Policy also sets forth the information that a shareholder must include in the notice to the Company. Please see the Advance Notice Policy which is available on the Company’s website under the Corporate Governance heading for full details. No director nominations have been made by shareholders in connection with the Meeting under the terms of the Advance Notice Policy, and as such the only nominations for directors at the Meeting are the Nominees.

Majority Voting Policy

The Board has adopted a policy which requires that any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election, promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Governance and Sustainability Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. The Board will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board, and the Company will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[14]

Nominees At A Glance

Wheaton recognizes the importance of diversity, representation and commitment at the Board level. Further details can be found throughout this management information circular.

2021 Board Meetings	2021 Required Committee Meetings

8 Meetings	9 Meetings
99% attendance	100% attendance

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[15]

Director Biographies

Biographies for each Nominee to the Company’s Board are set out below. These biographies include an assessment of the areas of expertise of each of the Nominees. Full descriptions of these areas of expertise are included under “Director Qualifications and Experience” on page 26.

George L. Brack Age: 60 Director Since: November 24, 2009 (12 years)	Independent Residence: British Columbia, Canada Principal Occupation: Corporate Director
Wheaton Committees • Governance & Sustainability Committee, Chair	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Industry Expertise	• Compensation • Investment banking/M&A • Financial literacy • Governance/Board

Mr. Brack is the Lead Independent Director of Capstone Mining Corp. and served as the non-Executive Chair from 2011-2022. In addition to his current board roles, during the past 19 years, Mr. Brack served as a director on the boards of directors of Alio Gold Inc., ValOro Resources Inc. (now Defiance Silver Corp. and formerly Geologix Explorations Inc.), Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resources Corp.  He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold).  Mr. Brack’s 35 year career in the mining industry focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital.  Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital.  Prior to joining Scotia in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd. and lead its northern hemisphere mining industry mergers and acquisitions advisory business.  Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy and worked on the corporate development team at Rio Algom.  Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering at the University of Toronto and the CFA designation.

Public Directorships	Public Committee Appointments
• Capstone Mining Corp. (since 2009) (Lead Independent Director)	• Human Resources and Compensation Committee • Corporate Governance and Nominating Committee

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)
• Votes For: 263,074,637 (87.57%) • Votes Withheld: 37,331,392 (12.43%)	• Board: 8 out of 8 (100%) • Governance & Sustainability: 3 out of 3 (100%)

2021 Continuing Education

•	National Association of Corporate Directors (“NACD”), Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation, June 21, 2021, Webinar • Hugessen, ESG and Executive Compensation, June 29, 2021, Webinar
•	CIBC Capital Markets, variety of Board related topics and economics briefings, 2021 (monthly)	•	Meridian Compensation Partners, Executive Compensation Briefings, September 15, 2021, Webinar
•	Deloitte Mining & Metals, Technology Trends; Board Stewardship; and ESG (as defined below) Topics, 2021, Webinars	•	Hugessen, ESG and Executive Compensation, September 21, 2021, Webinar
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021, Video Conference	•	NACD, Board Leaders Summit, October 4-6, 2021, Webinar
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021, Video Conference	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021, Webinar

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[16]

John A. Brough Age: 75 Director Since: October 15, 2004 (17 years)	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees • Audit Committee, Chair • Governance & Sustainability Committee	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Compensation	• Investment banking/M&A • Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry. He is currently a director and Chair of the Audit Committee and Lead Director of First National Financial Corporation. Mr. Brough was formerly a director and Chair of the Audit and Risk Committee of Kinross Gold Corporation from 1994 to 2020 and formerly a director and Chair of the Audit Committee of Canadian Real Estate Investment Trust from 2008-2018. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Professional Accountant and a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors (“ICD”) – Director Education Program. Mr. Brough is a member of the Institute of Corporate Directors and Chartered Professional Accountants of Ontario and Chartered Professional Accountants of Canada.

Public Directorships		Public Committee Appointments

•	First National Financial Corporation (since 2006) (Lead Director)	•	Audit Committee (Chair)

2021 Voting Results		2021 Board and Committee Meetings Attended (2)(3)

•	Votes For: 261,065,727 (86.90%)	•	Board: 8 out of 8 (100%)
•	Votes Withheld: 39,340,302 (13.10%)	•	Audit: 4 out of 4 (100%)
		•	Governance & Sustainability:3 out of 3 (100%)

2021 Continuing Education

•	NACD, Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	CPM Group, Annual Gold Update, March 23, 2021, Webcast
•	KPMG, Annual Mining Executives and Directors Mining Conference, January 19, 2021, Webcast	•	PWC, Q1 Financial Reporting Webcast, April 8, 2021, Webcast
•	Deloitte, US Post Election Economic Outlook, January 21, 2021, Webcast	•	Ernst & Young, How Can Disruption Spark the Next Mining Wave, June 3, 2021, Webinar
•	Ernst & Young, Trends and Opportunities in Mining and Metals Transactions, January 27, 2021, Webcast	•	PWC, Q2 Financial Reporting, June 17, 2021, Webcast
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021, Video Conference	•	PWC, Q3 Financial Reporting, September 28, 2021, Webcast
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021, Video Conference	•	KPMG, Mining Conference, September 29, 2021, Webcast
•	CPM Group, PDAC Silver Webinar, March 4, 2021, Webcast	•	NACD Summit, October 4-8, 2021, Virtual Conference
•	Ernst & Young, What Audit Committees Need to Know about Q1, March 25, 2021, Webcast	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021, Webinar
		•	CPA Canadian Conference for Audit Committees, Dec 7-8, 2021, Virtual Conference

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[17]

Jaimie Donovan Age: 44 Director Since: To be appointed at Meeting	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees • None	Areas of Expertise (1) • Managing or leading growth • International • Operations • Industry Expertise	• Investment banking/M&A • Health/Safety/ Environmental/Sustainability • Governance/Board

Ms. Donovan has over 20 years of mining industry experience, spanning roles in operations, technical services, capital allocation and corporate development.  She was the Head of Growth and Evaluations for Barrick Gold in North America until March 2019.  Prior to that, Ms. Donovan held senior positions at Barrick Gold as Vice President of Evaluations and Waterton Global Resource Management as a Principal and Head of Evaluations, where she led teams responsible for the due diligence of investment and growth opportunities.  Ms. Donovan has significant technical and operations experience working at mines in Australia and Canada for Barrick, Goldfields and Western Mining.  Ms. Donovan joined the board of directors of Dundee Precious Metals Inc. in November 2020.  She formerly served on the board of Perpetua Resources from January 2019 to December 2020.  Ms. Donovan holds Bachelor’s degrees in Mining Engineering (B.Eng. Honours) and Commerce (B.Com. Finance) from the University of Western Australia.

Public Directorships	Public Committee Appointments

• Dundee Precious Metals Inc. (since 2020)	• Sustainability Committee (Chair) • Corporate Governance and Nominating Committee

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)(4)
• N/A(4)	• N/A(4)

2021 Continuing Education

•      3iq: The Impact of Bitcoin on the Gold Industry, April 12, 2021, Webinar

•      Rotman, Institute for Gender and the Economy Speaker Series, June 7, 2021, Webinar

•      Diligent, 2021 Virtual Modern Governance Summit, September 14, 2021, Webinar

•      Snell & Wilmer, Cybersecurity Risk Management, November 18, 2021, Webinar

•      Northern Miner, Q4 Global Mining Symposium, November 17-18, 2021, Virtual

•      Deloitte, The Future Evolution of ESG, November 16, 2021, Webinar

•      ICD, DEP Module 1, Hosted by David Beatty and Alexander Dyck, November 25-27 and December 1-3, 2021, Virtual

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[18]

R. Peter Gillin Age: 73 Director Since: October 15, 2004 (17 years)	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees • Human Resources Committee, Chair	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Industry Expertise	• Compensation • Investment banking/M&A • Financial literacy • Governance/Board

Mr. Gillin is a corporate director serving on the Boards of several public companies. Mr. Gillin has been a director of Turquoise Hill Resources Ltd. since May 2012 and was appointed Chair in January 2017. He also has served as a director of Dundee Precious Metals Inc. since December 2009 (Deputy Chair since February 2021 and lead director from May 2013 to February 2021) and was appointed as a member of the Advisory Committee for Non-Investment Funds of TD Asset Management Alternative Inc.in August 2020. He is a member of the Advisory Board and Independent Review Committee of Mulvihill Group of funds.  Previously, Mr. Gillin served as a director of TD Mutual Funds Corporate Class Ltd. from 2010 to August 2020, and was a member of the Independent Review Committee of TD Asset Management Inc. from 2003 to June 2020. Mr. Gillin formerly served as a director of Sherritt International Corporation from January 2010 to June 2019 (lead director from June 2017). Until 2009 Mr. Gillin was Chair and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company. Until 2002 he was a career investment banker serving as Vice Chair and a director of N.M. Rothschild & Sons Canada Limited, and prior to that a Managing Director at Scotia Capital. He holds an HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D from the Institute of Corporate Directors.

Public Directorships (5)	Public Committee Appointments

• Dundee Precious Metals Inc. (since 2009) (Deputy Chair)	• Human Resources Committee (Chair)
• Mulvihill Group of funds (since 2021)	• Independent Review Committee & Advisory Boards
• Turquoise Hill Resources Ltd. (since 2012) (Chair)	• None

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)

• Votes For: 237,689,801 (79.12%) • Votes Withheld: 62,716,228 (20.88%)	• Board: 8 out of 8 (100%) • Human Resources: 2 out of 2 (100%)

2021 Continuing Education

•	NACD, Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	ICD, Directors, Next Level Governance, June 3, 2021, Webinar
•	KPMG, Mining Executive and Directors Forum, January 19, 2021, Webinar	•	ICD, HR and Compensation Committee – Executive Compensation, June 17, 2021, Webinar
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021, Video Conference	•	Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation, June 21, 2021, Webinar
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021, Video Conference	•	KPMG, Mining Executive and Director Forum, September 29, 2021, Webinar
•	Dundee Precious Metals, Impact of Bitcoin on the Gold Industry, April 12, 2021, Webinar	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021, Webinar
•	Scotiabank, ESG Conference and Sustainability Summit, May 26, 2021, Webinar

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[19]

Chantal Gosselin Age: 52 Director Since: November 8, 2013 (8 years)	Independent Residence: British Columbia, Canada Principal Occupation: Corporate Director
Wheaton Committees • Governance & Sustainability Committee • Audit Committee	Areas of Expertise (1) • International • Operations • Industry Expertise • Compensation	• Investment banking/M&A • Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Ms. Gosselin is an experienced corporate board member with 30 years combined experience in mining operations and capital markets. Her involvement in the financial markets ranges from asset management to sell side analyst. Ms. Gosselin held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the ICD – Director Education Program. She currently serves on the boards of a variety of TSX-listed companies in the natural resources sectors.

Public Directorships	Public Committee Appointments

• Lundin Gold Inc. (since 2017) • Ero Copper Corp. (since 2019)

• Audit Committee

• Compensation Committee

• Project Advisory Committee

• Environmental, Health, Safety and Sustainability Committee

• Audit Committee

• Environmental, Health, Safety and Sustainability Committee (Chair)

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)

• Votes For: 295,787,430 (98.46%) • Votes Withheld: 4,618,599 (1.54%)	• Board: 8 out of 8 (100%) • Audit: 4 out of 4 (100%) • Governance & Sustainability: 3 out of 3 (100%)

2021 Continuing Education

•	NACD, Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	ICD, Elevating Board Performance, May 27, 2021, Webinar
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021, Video Conference	•	ICD, HR & Compensation Committee, June 17, 2021, Webinar
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021, Video Conference	•	Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation, June 21, 2021, Webinar
•	Deloitte, Decarbonization, April 8, 2021, Webinar	•	Bennett Jones, ESG, An Investor Perspective, September 22, 2021, Webinar
•	ICD, Employees Working from Anywhere, April 13, 2021, Webinar	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021, Webinar
•	Canada Climate Law Initiative, May 13, 2021, Webinar	•	CIBC, Supply Chain Challenges, November 18, 2021, Webinar
•	Deloitte, How Boards Work, May 19, 2021, Webinar

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[20]

Glenn Ives Age: 61 Director Since: May 14, 2020 (2 years)	Independent Residence: British Columbia, Canada Principal Occupation: Corporate Director
Wheaton Committees • None	Areas of Expertise (1) • Managing or leading growth • International • Industry Expertise • Compensation	• Investment banking/M&A • Financial literacy • Health/Safety/Environmental/Sustainability • Governance/Board

Mr. Ives joined the Board of Wheaton in May 2020. Mr. Ives retired as a Canadian partner of Deloitte LLP on March 31, 2020. He served as the Executive Chair of Deloitte Canada from 2010 and 2018, a director of Deloitte Global from 2010 to 2018 and Chair of the Deloitte Global Risk Committee from 2012 to 2018. Mr. Ives was the leader of the North and South America Mining group for Deloitte from 2007 to 2020. He served as an audit partner at Deloitte serving public mining companies from 1999 to 2010. Mr. Ives currently serves as a director of Kinross Gold Corporation and NervGen Pharma Corp. From 1993 to 1999, Mr. Ives was the Chief Financial Officer and a Director of Vengold Inc. He served as a director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives served as the Vice-President of Finance of TVX Gold Inc. from 1988 to 1993. Mr. Ives has extensive corporate governance experience with non-profit organizations including serving as a director of the Princess Margaret Cancer Foundation from 2010 to 2019 and Chair from 2016 to 2018. Mr. Ives holds a Bachelor of Mathematics degree (honors) from the University of Waterloo, graduating on the Dean's Honor List. He is a Fellow of the Chartered Professional Accountants of British Columbia, a member of the Chartered Professional Accountants of Ontario and was the Ontario Gold medalist for the Uniform Final Exams in 1984. Mr. Ives is also a member of the Institute of Corporate Directors.

Public Directorships	Public Committee Appointments

• Kinross Gold Corporation (since 2020)	• Audit & Risk Committee (Chair) • Human Resources and Compensation Committee
• NervGen Pharma Corp. (since 2021)	• Audit Committee (Chair)

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)

• Votes For: 297,551,585 (99.05%) • Votes Withheld: 2,854,444 (0.95%)	• Board: 8 out of 8 (100%)

2021 Continuing Education

•	NACD, Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	Kinross, IT Courses – Cyber Security Training, Apr 14/21	•	Hugessen, Environmental, Social and Governance Update, June 29, 2021
•	KPMG, Mining Audit Committee Update, January 12, 2021	•	Economist, Climate Change: What will the Next Decade Bring?, April 22, 2021	•	KPMG, Mining Audit Committee Roundtable, July 14, 2021
•	Deloitte, The 2021 Strategy Imperative, January 13, 2021	•	Deloitte, Economic Insights for Board Directors, April 22, 2021	•	Deloitte, Podium Club: High Performance in the Boardroom, July 15, 2021
•	Deloitte, 2021 TMT Predictions, January 21, 2021	•	Kinross, Unconscious Bias and Inclusive Leadership, April 26, 2021	•	ICD, Legal Primer on Climate Change: Directors’ Duties and Disclosure Obligations, July 15, 2021
•	Economist, Biden’s Time – Exploring the Next Four Years, January 28, 2021	•	Wheaton, Crypto Currency Presentation, May 5, 2021	•	Kinross, Business & Technology Innovation, July 29, 2021
•	Deloitte, Economic Insights for Board Directors, January 28, 2021	•	Deloitte, The Power of Trust, May 13, 2021	•	Deloitte, Podium Club: The Chair of the Future, September 15, 2021
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021	•	ICD, A Dialogue with Indigenous Leaders, May 19, 2021	•	Deloitte, What Does the shift to 5G Mean for Business?, September 21, 2021
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021	•	Deloitte, Board Risks in Situations of Distress, May 26/21	•	Deloitte, Dramatic Changes in Public Markets: Exxon and the Engine #1 Activist Campaign, September 23, 2021
•	Deloitte, Tech Fluency for Boards – An Introduction to the Cloud, February 18, 2021	•	CPA Ontario, Diversity, Inclusion and the Digital Divide: A Conversation with CNN’s Fareed Zakaria, May 27, 2021	•	Economist, The Decisive Decade for Climate Change, September 23, 2021
•	Deloitte, Economic Insights for Directors, February 25, 2021	•	Kinross, Avoiding Bribery and Corruption in the Global Business Environment, May 31, 2021	•	CPAB, Mining Industry Audit Roundtable, September 23, 2021
•	Deloitte, Economic Reconciliation: A Board Imperative, March 1, 2021	•	Egon Zender, Audit Committee Chair Roundtable, May 31, 2021	•	Deloitte, Economic Outlook, September 30, 2021
•	Deloitte, Closing the Trust Deficit in Mining: An Overview of the Top Trends in Mining for 2021, March 8, 2021	•	Hugessen, Employee Stock Options – Insights on Changes, June 2, 2021	•	NACD, Board Leaders Summit, October 4-8, 2021
•	Deloitte, M&A in an Altered World; Linking Investments to Sustainable Outcomes; Mining Taxation: Assessing the Competitiveness of Tax Regimes; Corporate Governance Adding to the Competitive Advantage, March 9, 2021	•	ICD, 2021 ICD National Conference: Next Level Governance, June 3, 2021	•	Deloitte, Redefining the Future of Work, October 19, 2021
•	Deloitte, Demand and Supply of Critical Minerals; and Achieving Success in Integrated Operations, March 10, 2021	•	Ernst & Young, Disaster Proofing Your Business, June 7, 2021	•	Deloitte, Mining in Canada, October 20, 2021
•	Deloitte, Navigating the Path to Resiliency: The Board’s Role in the Journey, April 15, 2021	•	Hugessen, 2021 Proxy Season Review, June 15, 2021	•	ICD, Rethinking Risk Management Towards Resiliency & the Role of Insurance, October 27, 2021
•	Deloitte, Tech Fluency for Boards Session 2: Cyber and Risk Management, April 1, 2021	•	ICD, Successful Collaboration Between Companies & Indigenous Peoples; and Executive Compensation: Key Learnings from the 2021 Proxy Season, June 17, 2021	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021
		•	Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation, June 21, 2021	•	Deloitte, The Future Evolution of ESG, November 16, 2021
				•	Cassels, Canadian Securities Litigation Outlook, November 25, 2021
				•	Economist, Post-Pandemic Economy, Growth and Inflation, December 9, 2021

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[21]

Charles A. Jeannes Age: 63 Director Since: November 9, 2016 (5 years)	Independent Residence: Reno, Nevada, U.S.A. Principal Occupation: Corporate Director
Wheaton Committees • Human Resources Committee	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Industry Expertise • Compensation	• Investment banking/M&A • Financial literacy • Health/Safety/Environmental/Sustainability • Governance/Board

Mr. Jeannes joined the Board of Wheaton in November 2016. Mr. Jeannes is a mining industry veteran with over 30 years of experience. As President and CEO of Goldcorp Inc. (now Newmont Corporation) from December 2008 to April 2016, he led Goldcorp’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. Mr. Jeannes formerly held the role of Executive Vice President, Corporate Development of Goldcorp where he managed a series of M&A transactions that contributed to the company’s significant growth. Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Mr. Jeannes was formerly a director of Tahoe Resources Inc. until its acquisition by Pan American Silver Corp. in early 2019 and currently serves as a director of Pan American Silver Corp. and Chair of Orla Mining Ltd. He holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations. Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law. Mr. Jeannes is involved in various philanthropic activities and currently serves as a Trustee of the University of Nevada, Reno Foundation.

Public Directorships	Public Committee Appointments

• Pan American Silver Corp. (since February 2019)	• Human Resources and Compensation Committee (Chair) • Health, Safety and Environment Committee • Communities and Sustainable Development Committee
• Orla Mining Ltd. (Chair) (since June 2017)	• Corporate Governance and Nominating Committee • Human Resources Committee • Audit Committee

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)

• Votes For: 298,004,775 (99.20%) • Votes Withheld: 2,401,254 (0.80%)	• Board: 7 out of 8 (88%) • Human Resources: 3 out of 3 (100%)

2021 Continuing Education

•	NACD, Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation, June 21, 2021, Webinar
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021, Video Conference	•	Denver Gold Forum, September 13-15, 2021, Virtual
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021, Video Conference	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021, Webinar

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[22]

Eduardo Luna Age: 76 Director Since: December 8, 2004 (17 years)	Independent Residence: Mexico City, Mexico Principal Occupation: Corporate Director
Wheaton Committees • Human Resources Committee	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Operations • Industry Expertise	• Compensation • Financial literacy • Health/Safety/Environmental/Sustainability • Governance/Board

Mr. Luna is currently a Director and Chair of Rochester Resources Ltd. (“Rochester”), a junior natural resources company and Coeur Mining, Inc., a precious metals mining company. Mr. Luna was previously Chief Executive Officer of Rochester from August 2007 to March 2018. Mr. Luna was Chair of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. Mr. Luna also previously served as a Director of Primero from 2008 to 2016 and during that time held senior positions including Executive Vice President and President (Mexico), Co-Chair, and President and Chief Operating Officer. Mr. Luna previously served as a Director of DynaResource, Inc. from March 2017 until November 2019. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He was recently inducted into the Mexico Mining Hall of Fame and serves as Chair of the Advisory Board of the Faculty of Mines at the University of Guanajuato.

Public Directorships	Public Committee Appointments

• Rochester Resources Ltd. (since 2007) (Non-executive Chair since March 2018) • Coeur Mining, Inc. (since February 2018)	• None • Environmental, Health, Safety and Social Responsibility Committee • Audit Committee

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)

• Votes For: 259,898,399 (86.52%) • Votes Withheld: 40,507,630 (13.48%)	• Board: 8 out of 8 (100%) • Human Resources: 2 out of 2 (100%)

2021 Continuing Education

•	NACD, Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation, June 21, 2021, Webinar
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021, Video Conference	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021, Webinar
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021, Video Conference

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[23]

Marilyn Schonberner Age: 62 Director Since: February 26, 2018 (4 years)	Independent Residence: Alberta, Canada Principal Occupation: Corporate Director
Wheaton Committees • Audit Committee • Human Resources Committee	Areas of Expertise (1) • Managing or leading growth • International • Compensation	• Financial literacy • Health/Safety/Environmental/Sustainability • Governance/Board

Ms. Schonberner is a Corporate Director with over 35 years of international experience in the Energy and Mining sectors. She retired in 2016 as the Chief Financial Officer of Nexen Energy ULC. During her 21-year career with Nexen, she held various executive roles with responsibility for financial and risk management, audit, human resources, strategic planning and budgeting, supply chain, and information services. Ms. Schonberner currently serves on the board of directors of New Gold Inc. and she is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors. She holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the ICD.

Public Directorships	Public Committee Appointments

• New Gold Inc. (since July 2017)	• Audit Committee (Chair) • Governance and Nominating Committee

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)

• Votes For: 298,965,152 (99.52%) • Votes Withheld: 1,440,877 (0.48%)	• Board: 8 out of 8 (100%) • Audit: 4 out of 4 (100%) • Human Resources: 2 out of 2 (100%)

2021 Continuing Education

•	NACD, Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	Deloitte Podium Club, How Boards Work, May 19, 2021, Webcast
•	ICD, What Directors Should Know about the Debate on Social Purpose Beyond Profit, January 14, 2021, Webcast	•	ICD, 2021 National Conference, June 3, 2021, Virtual
•	Diligent Boards, The Climate Agenda: What the Board Needs to Know, January 20, 2021, Webcast	•	Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation, June 21, 2021, Webinar
•	Deloitte Podium Club, Economic and Geopolitical Insights for Board Directors, January 28, 2021, Webcast	•	Deloitte Podium Club, Economic Insights for Board Directors, June 24, 2021, Webcast
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021, Video Conference	•	Legal Primer on Climate Change: Directors Duties and Disclosures, July 15, 2021, Webcast
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021, Video Conference	•	ICD, The Future of Work and the Role of the Board, September 21, 2021, Webcast
•	Deloitte Podium Club, Economic Insights for Board Directors, February 25, 2021, Webcast	•	ICD, Rethinking Risk Management towards Resiliency and the Role of Insurance, October 27, 2021, Webcast
•	Blakes, Class Actions in 2021: Trends and Developments, March 9, 2021, Webcast	•	Deloitte Canada, The Audit Committee’s Responsibility to Oversee Value-creation Activities, November 9, 2021, Webcast
•	Deloitte, Advancing ESG Disclosure and Expectations, March 30, 2021, Webcast	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021, Webinar
•	Deloitte Podium Club, Tech Fluency for Boards: Cyber and Risk Management, April 1, 2021, Webcast	•	Deloitte Podium Club, Economic Outlook for Directors, November 25, 2021, Webcast
•	NACD, Compensation Considerations for M&A, April 1, 2021, Webcast	•	Blakes, Getting Ready for Proxy Season, November 29, 2021, Webcast
•	CPA Alberta, Ethical Decision-making in a Crisis, May 11, 2021, Virtual	•	Deloitte Podium Club, Teck Savvy Boards: Fresh Perspectives on Technology, November 30, 2021, Webcast
		•	CPA, Ethics, December 2, 2021, Webcast

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[24]

Randy V.J. Smallwood Age: 57 Director Since: May 6, 2011 (10 years)	Non-Independent (6) Residence: British Columbia, Canada Principal Occupation: President and Chief Executive Officer of the Company
Wheaton Committees • None	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Operations • Industry Expertise	• Compensation • Investment banking/M&A • Financial literacy • Health/Safety/Environmental/Sustainability • Governance/Board

Mr. Smallwood holds a geological engineering degree from the University of British Columbia and a mine engineering diploma from the British Columbia Institute of Technology. Mr. Smallwood was involved in the founding of Wheaton and in 2007, he joined Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Wheaton’s Chief Executive Officer. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly, one of the most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Wheaton. Mr. Smallwood formerly served on the boards of Defiance Silver Corp. (formerly ValOro Resources Inc. and Geologix Explorations Inc.) from 2005 to 2019, Ventana Gold from 2008 to 2011, Castle Peak Resources from 2010 to 2012, and Tigray Resources Inc. from 2011 to 2014. Mr. Smallwood is also the Chair of Special Olympics BC and MineralsEd BC, board member of Mining4Life, and previously served on the board of the BC Cancer Foundation. In 2015, Mr. Smallwood received the British Columbia Institute of Technology Distinguished Alumni Award. On September 3, 2020, Mr. Smallwood was appointed as Chair of the World Gold Council.

Public Directorships	Public Committee Appointments

• None	• None

2021 Voting Results	2021 Board and Committee Meetings Attended (2)(3)

• Votes For: 285,888,278 (95.17%) • Votes Withheld: 14,517,751 (4.83%)	• Board: 8 out of 8 (100%)

2021 Continuing Education

•	NACD, Directors Daily (daily news briefings and updates for corporate directors, 2021) (Daily)	•	Kara Hardin, Registered Psychotherapist, The Next Rhythm: Mental Health in the Time of COVID-19, July 22, 2022, Virtual
•	James Rickards, Wheaton Sponsored, The New Great Depression, February 3, 2021, Video Conference	•	Ernst & Young, Wheaton ESG and Sustainability Update, November 15, 2021, Webinar
•	Wheaton, Political Economy: History’s Guide to the First Years of Our Era, February 4, 2021, Video Conference	•	World Climate Summit, November 7-8, 2021, Glasgow, Scotland
•	Dr. Rumeet Billan, Redefining Resilience, April 16, 2021, Virtual	•	Sustainable Innovation Forum, November 9-10, 2021, Glasgow, Scotland
•	Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation, June 21, 2021, Webinar	•	Kara Hardin, Registered Psychotherapist, Mental Health Series: Relief from Burnout, November 23, 2021, Virtual
•	MacKay CEO Forums (throughout the year)	•	Respect and Inclusion in the Workplace, (Diversity foundations online training), 2021

(1)	See “Director Qualifications and Experience” below for a summary of the areas of expertise.

(2)	Does not include meetings attended by directors on committees that the director is not a member of.

(3)	All Board members are generally expected to also attend meetings of the Audit Committee. 100% of Board members attended all Audit Committee meetings during 2021, with the exception of Charles Jeannes who did not attend one Audit Committee meeting (Mr. Jeannes is not a member of the Audit Committee); 100% of Board members attended all Board meetings during 2021, with the exception of Charles Jeannes who did not attend one Board meeting; 100% of Governance and Sustainability Committee members attended all Governance and Sustainability Committee meetings during 2021; and 100% of Human Resources Committee members attended all Human Resources Committee meetings during 2021.

(4)	Ms. Donovan is a first time Nominee for election to the Board at the Meeting.

(5)	Mr. Gillin is a member of the Independent Review Committee and Advisory Board of the Mulvihill Group of funds, which includes four publicly listed investment funds. As part of this role, Mr. Gillin sits on the board of directors of three of the TSX-listed Mulvihill Group of funds that are corporations, being Premium Income Corporation, S Split Corp. and World Financial Split Corp. Mr. Gillin’s commitment with the Mulvihill Group of funds is substantially less and not comparable to commitments at typical public companies because the Mulvihill Group of funds (A) have virtually no employees, (B) have an external manager that manages all of the operations of the investment funds, (C) only function as investment funds (rather than operating companies), and (D) have a much reduced time commitment to the Independent Review Committee and Advisory Board. It is noted that Mr. Gillin has had a perfect attendance record for the companies on which he serves as a director for the last five years, including for Wheaton.

(6)	Mr. Smallwood is not independent as he is a Wheaton officer.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[25]

Director Experiences, Expertise and Skills

On an annual basis, the Governance and Sustainability Committee considers the strategies of the Company to identify what experiences, expertise and skills are required of the Board in exercising its oversight responsibilities. Listed below is a summary of those areas of expertise.

Areas of Expertise & Skills Matrix

Managing or leading growth – experience as a senior officer in driving the strategy and vision of an organization and leading growth
International – experience as a senior officer in a major organization that has international operations
CEO/President – experience as the CEO or President of a publicly listed company or major organization
Operations – production or exploration experience with a leading mining or resource company, with formal education in geology, geophysics or engineering
Industry Expertise – experience as an officer with a company in the mining industry, combined with a strong knowledge of market participants
Compensation – experience as a senior officer or board compensation committee member, with compensation, benefit and pension programs, with specific expertise in executive compensation programs
Investment banking/Mergers & Acquisitions – experience in investment banking or in major mergers and acquisitions
Financial Literacy – experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian GAAP, US GAAP or IFRS)
Health, Safety, Environment and Sustainability – strong understanding of the requirements and leading practices of workplace safety, health and the environment, including the requirements needed for a strong safety culture and sustainable development
Governance/Board – experience as a board member of a major organization

The Governance and Sustainability Committee then compares those areas of expertise to the areas of expertise of the current members of the Board and uses this assessment in considering the composition of the Board and identifying what skills the Company should be recruiting for when making changes or additions to the Board. See “Nomination of Directors” on page 38 for further discussion regarding the process through which nominees are identified.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[26]

The biographies above and the skills matrix below summarize the qualifications and experience of each of the members of the Board that led the Governance and Sustainability Committee to conclude that such member is qualified to serve on the Board. The lack of a specifically identified area of expertise does not mean that the Nominee does not possess that qualification or skill. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that Nominee for that expertise.

Name	George Brack	John A. Brough	Jaimie Donovan	R. Peter Gillin	Chantal Gosselin	Glenn Ives	Charles A. Jeannes	Eduardo Luna	Marilyn Schonberner	Randy Smallwood	Total
Managing or Leading Growth	√	√	√	√		√	√	√	√	√	9
International	√	√	√	√	√	√	√	√	√	√	10
CEO/ President	√	√		√		√	√	√		√	7
Operations			√		√			√		√	4
Industry Experience	√		√	√	√	√	√	√		√	8
Compensation	√	√		√	√	√	√	√	√	√	9
Investment Banking/ Mergers & Acquisitions	√	√	√	√	√	√	√			√	8
Financial Literacy	√	√		√	√	√	√	√	√	√	9
Health, Safety, Environment and Sustainability		√	√		√	√	√	√	√	√	8
Governance/ Board	√	√	√	√	√	√	√	√	√	√	10

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[27]

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than as set out below.

To the knowledge of the Company, no proposed director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no director of the Company has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no proposed director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[28]

Corporate Governance Practices

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada and deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular. The Company is subject to the Governance Disclosure Rule which can be accessed at https://www.bcsc.bc.ca/securities-law/law-and-policy/instruments-and-policies/5-ongoing-requirements-for-issuers-insiders.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements, including the Governance Disclosure Rule. The Company’s corporate governance practices are summarized in this Circular and full copies the Company’s corporate governance policies can be accessed on the Company’s website at http://www.wheatonpm.com/company/corporate-governance/default.aspx. The Company continues to monitor developments in Canada, the United States and the UK with a view to further revising its governance policies and practices, as appropriate and applicable.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is also located on the Wheaton website at http://www.wheatonpm.com/company/corporate-governance/default.aspx.

Our Year in Review

See “2021 Corporate Governance At A Glance” on page [v] of this management information circular for a summary of Wheaton’s corporate governance practices in 2021.

The following is a full description of the Company’s corporate governance practices which has been prepared by the Governance and Sustainability Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

The independence of the directors under the Governance Disclosure Rule is determined in accordance with National Instrument 52-110 Audit Committees, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Company also determines the independence of its directors in accordance with the NYSE’s corporate governance standards (the “NYSE Governance Rules”) under which no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the Company.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[29]

On an annual basis, the Board considers whether each director is independent in accordance with these requirements. Based on this review, nine out of the ten directors are independent. The Company’s determination on independence of directors is set out in the Nominee biographies starting on page 16.

In accordance with the NYSE Governance Rules, the Board also considers all factors relevant to determining whether a director has a relationship with the Company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member (the “NYSE Enhanced Independence Rules”). The Board has confirmed that all members of the Human Resources Committee meet the NYSE Enhanced Independence Rules.

Independent Board Chair

The Board appointed Mr. Holtby, an independent member of the Board, as its Chair. After the Meeting and retirement of Mr. Holtby, it is anticipated that Mr. George Brack, also an independent member of the Board, will assume the role as Chair. The Chair’s primary responsibilities include chairing all Board meetings and managing the affairs of the Board and shareholders, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board. The Terms of Reference for the Board Chair sets out the full description of the responsibilities of the Chair of the Board and is available at www.wheatonpm.com.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, every quarter. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Nominee biographies starting on page 16 provide details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2021.

In Camera/Independent Directors’ Meetings

During 2021, the independent directors held an in-camera session at each Board meeting during which session non-independent directors and members of management did not attend. The Board may also excuse members of management and conflicted directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise appropriate.

The Chair of the Board facilitates and chairs discussions among the Company’s independent directors and facilitates communication between the independent directors and Company’s management. The Chair considers any comments or requests made by an independent director or during an in-camera session of the independent directors and determines the most appropriate action or response, which may include a request for additional information or action by the Chief Executive Officer or other members of the Company’s management, the seeking of independent legal or other advice, or any other action that the Chair of the Board deems appropriate or advisable under the circumstances to address the comment or request raised.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[30]

Other Public Company Directorships/Committee Appointments

The Nominee biographies starting on page 16 provide details regarding directorships and committee appointments held by the Company’s directors in other public companies. The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee, having regard to their qualifications, attendance and contribution as members of the Company’s Audit Committee.

Board Tenure and Renewal

The Company has not adopted term limits for directors serving on the Board. The Company and Board have considered term limits and believe that:

•	longer tenure does not impair a director’s ability to act independently of management;

•	imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the streaming industry;

•	regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance; and

•	experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

The Company believes these positions are supported by both academic literature and Board performance.

While the Company has not adopted term limits, the Company recognizes and welcomes fresh perspectives from newer Board members. In addition, the Board conducts reviews of its directors as set out under “Board Assessments” on page 41.

As part of the Board’s commitment to Board renewal, a new director has been proposed for election to the Board every other year since 2016. Consistent with this approach, a new director is also being proposed for election to the Board at the Meeting. Assuming the election of the Nominees as proposed at the Meeting, the average Board tenure of the non-executive Board members will be 9.5 years immediately following the Meeting.

Interlocking Directorships

The Board has adopted a policy that no two Company directors shall sit together on two or more public company corporate boards without the approval of the Board. As of December 31, 2021, no director of the Company served on the board of any other public company with any other director of the Company. However, if elected as proposed, the following directors of the Company will, as of the time of election, serve together as directors on the boards of another public company. Other than as set forth in such table, to the knowledge of the Company, no director of the Company serves on the board of any other public company with any other director of the Company. The Board has approved the interlocking board memberships identified below, subject to the election of the Nominees.

Interlocking Directorships

Interlocking Public Company Directorships	Director
Dundee Precious Metals Inc.	Jaimie Donovan R. Peter Gillin

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[31]

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company, and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic planning process of the Company;

●	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

●	succession planning, including appointing, training and monitoring senior management;

●	a communications policy for the Company to facilitate communications with investors and other interested parties; and

●	the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Human Resources Committee and the Governance and Sustainability Committee. In addition, in fulfilling its mandate the Board, among other things:

●	reviews the Company’s annual budget, five-year business plan and corporate strategic plan;

●	reviews financing arrangements and significant acquisitions;

●	reviews reports, at least quarterly, from the President & Chief Executive Officer, the Senior Vice President & Chief Financial Officer, the Senior Vice President, Corporate Development and the Senior Vice President, Sustainability and Investor Relations on the Company’s progress in the preceding quarter and on the strategic, operational and financial matters facing the Company;

●	reviews environmental (including climate change), social matters (including health and safety, labour, community investment and human rights), and other related matters (“ESG Matters”) specific to the Company and its mining partners; and

●	reviews significant communications with shareholders and the public, including quarterly and annual financial results, the sustainability report, the annual report, annual information form and this management information circular.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Diversity, Representation of Women and Board Gender Target

The Governance and Sustainability Committee is committed to fostering a diverse environment where individual differences are respected and diversity is promoted and valued. The Company believes that employing and engaging a diverse workforce enhances the Company’s effectiveness by leveraging access to a wide array of experiences, skills, talents and knowledge. The Company recognizes the benefits from creating and maintaining a diverse and inclusive culture within our workforce, including exposure to different perspectives. Therefore, while opportunities will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment and engagement by an employee, officer or director with the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. For clarity, “diversity” means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground. The Company will be looking to support diversity additionally through surveys on diversity and inclusion at Wheaton together with incorporating diversity awareness training.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[32]

In order to promote and foster Board gender diversity, in 2021 the Board adopted a target to have at least 30% of Board members be women by the end of 2024 (the “Target”). In order to support the Board in meeting the Target, until the Target is achieved, the Board implemented practices that:

●	require any search for nominees to the Board to specifically include diverse candidates generally, and women candidates in particular, and any search firm engaged for such purpose to be directed to do so, with the Board endeavoring to have at least 50% qualified women candidates in any presented list of potential candidates; and

●	the Board will annually assess progress on the Target, including an assessment of the percentage of potential candidates that were women during the year, the percentage of Board members who are women and the percentage of Board Committee members who are women.

Assuming the election of all Nominees as proposed, immediately after the Meeting the Company will meet the Target as our Board will include three women, representing 30% of the Company’s Board members.	Wheaton has met the Target ahead of schedule, with 30% of our Nominees being Women

In addition, the Board has one member who identifies as a member of a visible minority, one member who identifies as having a disability or accessibility need and no members that identify as aboriginal or First Nations; the Company does consider these aspects as well as other aspects of diversity in its Board recruitment and selection process as noted above.

There are currently no executive officers of the Company or of its subsidiaries that are women; 27% of the Vice Presidents and 46% of all remaining employees of the Company and its subsidiaries are women (36% of all employees including executive and Vice Presidents are women). One executive officer identifies as a member of a visible minority, approximately 32% of Wheaton’s employees identify as a member of a visible minority and approximately 5% identify as having a physical or mental disability. Wheaton does not currently have any employees that identify as aboriginal or First Nations.

The Company has not adopted a written policy in respect of the identification and nomination of women for executive officer appointments, nor established targets regarding the representation of women in executive officer positions. The Company continues to favour recruitment and promotion based on abilities and contributions in accordance with the diversity policy.

The Governance and Sustainability Committee is required to annually update and recommend to the Board for approval a long-term plan for Board composition which takes into consideration, among other matters, the diversity of the Board. A similar approach will be taken by management and the Board with respect to recruitment of executive officers.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[33]

Environment, Social and Governance

Wheaton has a longstanding commitment to industry leading ESG practices. To support ESG management, Wheaton has established clear oversight of ESG at the Board of Directors level, consistent with its responsibility for overseeing strategy and risk, and has integrated ESG management throughout the Company. The following table sets out the oversight and management of ESG Matters at the Company:

Board of Directors Approves Wheaton ESG-related policies and ESG strategy Reviews ESG risks and opportunities related to potential new streaming transactions

Governance and Sustainability Committee

Oversees execution of the ESG strategy & overall ESG performance

Reviews Wheaton’s annual Sustainability Report

Reviews ESG matters as they relate to mining partners

	Audit Committee Reviews Wheaton risks and mitigations, which includes ESG and climate-related risks specific to Wheaton and/or its mining partners	Human Resources Committee Reviews ESG performance with respect to Wheaton’s Environment, Health, Safety and Sustainability performance objective
Chief Executive Officer Responsible for Wheaton’s ESG strategy
Executive Officers Responsible for the execution of Wheaton’s ESG Strategy
SVP, Sustainability and Investor Relations Responsible for Wheaton’s overall ESG strategy and disclosure Primary responsibility for reporting to the board on ESG Matters	SVP, Corporate Development Responsible for due diligence for potential new streaming transactions, which includes ESG	SVP, Legal Responsible for several governance and social topics as part of ESG	SVP & Chief Financial Officer Responsible for enterprise risk management, which includes ESG

While Wheaton’s Chief Executive Officer and Executive Officers are responsible for the daily implementation and management of ESG issues at Wheaton, they are supported by several internal committees focused on specific ESG topics, as well as employees who have particular expertise in the ESG topics under consideration.

Wheaton also has a number of ESG-related policies and commitments, listed below, which can be accessed on Wheaton’s website at https://www.wheatonpm.com/responsibility/approach/ESG-Policies--Disclosure/default.aspx:

●	Code of Business Conduct and Ethics (includes anti-bribery & anti-corruption)

●	Whistleblower policy

●	Climate Change and Environmental Policy

●	Community Investment Policy

●	Human Rights Policy

●	Diversity Policy

●	Investment Principles

●	Partner/Supplier Code of Conduct

Additional details on these policies are included elsewhere in this Circular and in Wheaton’s annual information form.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[34]

Wheaton’s annual Sustainability Report includes detailed information on ESG issues which are directly related to the Company’s operations and over which Wheaton has direct control, as well as ESG issues Wheaton may be exposed to through its mining partners and their mining operations. For additional information on Wheaton’s ESG governance structure, approach and performance, including ESG targets and progress against our goals, please see Wheaton’s most recent annual Sustainability Report.

Climate Change and Environment

In early 2022, the Board adopted enhanced climate change and environmental commitments through its new Climate Change and Environmental Policy and its environmental social and governance strategy. These commitments include the following:

●	Commitment to achieve net zero carbon emissions by 2050. This includes the establishment of targets across both Scope 2 and Scope 3 attributable emissions to support a 1.5° C trajectory. Note that net zero includes emissions reductions in line with a 1.5 trajectory across Scopes 1, 2 and 3. Achievement of net zero may include the use of offsets for residual emissions in 2050. The targets will be developed in 2022 and will be published in Wheaton’s 2021 Sustainability Report to be published in May 2022.

●	Engagement with our mining partners to encourage the establishment of emissions targets to support a 1.5° C trajectory at their operations.

●	Establishment of a fund to support our mining partners' efforts to move to renewable energy sources and / or reduce emissions at the mines in which we have an interest. Accessible to all mining partners, Wheaton has made a $4 million initial commitment, representing 1% of its average net income of the previous four years.

Discussions and further information concerning Wheaton’s commitment to the protection of life, health, and the environment for present and future generations can be found in the Company’s Sustainability Report and on the Company’s website at www.wheatonpm.com/responsibility.

Community Investment Program

For over a decade, Wheaton has adopted a formal community investment program tied to its financial success. Since inception, the program has contributed over $30 million to hundreds of community programs and non-profit organizations that aim to improve and strengthen communities both locally and internationally. Wheaton’s community investment program has two components centred around four pillars of giving (health and wellness, community, education and environment): the partner corporate investment program, which has an international focus, and the local corporate investment program, which supports organizations in the communities where our offices are located.

In April 2020, Wheaton launched a US$5 million Community Support and Response Fund in order to support the global efforts to combat the COVID-19 pandemic and its impacts on communities. Wheaton partnered with both charitable organizations and its mining partners to support employees and host communities throughout the COVID-19 pandemic. Eighty percent of the fund was targeted to the communities that were directly influenced by the mines on which we have precious metals streaming agreements and the remainder was allocated to local programs in Vancouver and Grand Cayman where Wheaton’s offices are located. The fund was designed to meet the immediate needs of the community and provide relief in the following areas of support: Community Healthcare, Food Security and Social Economic Impacts.

Details concerning Wheaton’s corporate investment programs can be found in the Company’s Sustainability Report, in the Company’s Community Investment Policy and on the Company’s website at www.wheatonpm.com/responsibility.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[35]

Risk Management

Under the Board Guidelines, the Board is required to ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks.

Management and the Board have worked together to develop rigorous identification, management, reporting and mitigation strategies for key risks that the Company faces in the operation of its business. Management has identified risks and assigned ratings to those risks to assess each risk’s impact, likelihood of occurring and effectiveness of current processes to mitigate the risks.

The key factors that drive the Company’s risk profile are set out in the Company’s annual information form for the year ended December 31, 2021. Changes in these factors can increase or decrease the Company’s risk profile. The Board receives quarterly reports to review the Company’s progress in managing these risks and identify any emerging risks. In addition, the following committees are engaged in risk management oversight at the Company:

●	Audit Committee – monitors significant business, political, financial and control risks and exposures including significant risks associated with the Company’s compensation policies and practices and information systems and cyber security;

●	Human Resources Committee – monitors personnel/human resource risks including compensation and succession; and

●	Governance and Sustainability Committee – monitors governance and sustainable business practices risks, including ESG Matters.

Information Systems and Cyber Security Risk Management – Additional details on information systems and cyber security risk management are located in the Company’s annual information form.

Compensation Risk Management – Additional details on compensation risk management are located on page 76.

Position Descriptions

Written position descriptions have been developed by the Board for the Chair of the Board and the Chief Executive Officer of the Company and may be accessed on the Company’s website at www.wheatonpm.com.

The Company does not maintain a separate written description of the roles of the Chairs of each of the committees of the Board. Instead, the Company has developed terms of reference for each of the committees of the Board (available at www.wheatonpm.com). The Chair of each committee is responsible for ensuring that the applicable committee fulfils its responsibilities and duties under its governing terms of reference.

Orientation and Continuing Education

The Governance and Sustainability Committee, in conjunction with the Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. The Company does not have a formal orientation process in place for its new directors and instead has adopted a tailored approach depending on the particular needs and focus of the director being appointed.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Sustainability Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[36]

The Nominees biographies starting on page 16 provide details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2021.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance and Sustainability Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Compliance Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code, including an annual certification by each of the employees of the Company that they are in compliance with the Code. The Company also engages an independent reporting agency to provide a confidential and anonymous reporting system for breaches of the Code, as more fully described in the next section entitled “Whistleblower Policy”. A copy of the Code may be accessed on the Company’s website at www.wheatonpm.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Compliance Officer regarding any potential conflicts of interest. In addition, in accordance with the Company’s charter documents and the Act, if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director may not attend any part of the meeting of the directors during which the transaction is discussed and may not vote on any resolution with respect to the transaction, unless the transaction relates primarily to his or her remuneration as a director of the Company, is for indemnity or insurance or is one with an affiliate of the Company.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. To date, the Company has not been required to file a material change report relating to a departure from the Code.

The Code has been aligned with the United Nations Global Compact by outlining our commitment to human rights, fair practice and freedom of association, collective bargaining and our support for the abolition of forced labour and child labour, as well as other provisions. During 2021, the Code was updated to reflect commitments on diversity and the Board’s adoption of the Target and in 2022 was updated to outline the Company’s commitments around climate change and mental health.

A copy of the Code has been filed under the Company’s profile on SEDAR and on EDGAR. Additional details on our Code are available at www.wheatonpm.com and in our annual information form.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through EthicsPoint, an incident reporting tool maintained through an independent third party, Navex Global, used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Audit Committee and the Senior Vice President, Legal. The Chair of the Audit Committee and the Senior Vice President, Legal then investigate each matter so reported and the Company determines what corrective and disciplinary actions, if any, will be taken. There is also a quarterly and annual report prepared by the agency that provides aggregated information that is shared with the Board on a quarterly and annual basis.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[37]

Nomination of Directors

The Governance and Sustainability Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Sustainability Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration among other matters, the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; (e) the diversity of the Board, including the Target; and (f) the strategic direction of the Company.

The Governance and Sustainability Committee maintains an assessment of the areas of expertise of the members of the Board. Please see “Director Qualifications and Experience” on page 26 for further discussion regarding the purpose of the assessment and each individual director’s particular areas of expertise.

Any search for nominees to the Board will specifically include diverse candidates generally. In order to promote and foster Board gender diversity, in 2021 the Board adopted the Target. In order to support the Board in meeting the Target, until the Target is achieved, the Board has implemented practices that require any search for nominees to the Board to specifically include diverse candidates generally, and women candidates in particular, and any search firm engaged for such purpose to be directed to do so, with the Board endeavoring to have at least 50% qualified women candidates in any presented list of potential candidates.

The Governance and Sustainability Committee believes that nominations for election or re-election to the Board should also be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. Please see “Diversity and Representation of Women” on page 32 for further discussion regarding consideration given to the Target and diversity in the identification, nominations and appointments to the Board.

The Governance and Sustainability Committee does not maintain a formal list of potential candidates. Instead, in the event of any search for a nominee to fill a vacancy on the Board, the Governance and Sustainability Committee would solicit the names of potential candidates from directors, management, shareholders, advisors and other external sources, and evaluate any potential candidates on the basis of their ability to alleviate any gaps identified through the areas of expertise assessment; their independence, their competencies, skills, backgrounds and experiences, their integrity, professionalism and values, their character and personality, their ability to contribute to the long-term strategy and success of the Company, the diversity of the Board generally, including the Target, the long term plan for Board composition and the needs of the Board, any past experiences of directors or management with the potential candidate, their expected contribution to achieving an overall Board that can function as a high performance team with sound judgment and proven leadership, whether or not they can devote sufficient time and resources to their other duties as a Board member and any other factors as may be considered appropriate at the time.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[38]

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” on page 14.

Compensation

The Human Resources Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company. The process by which appropriate compensation is determined is through periodic and annual reports from the Human Resources Committee on the Company’s overall compensation and benefits philosophies. The Human Resources Committee is composed entirely of independent directors. See “Role of the Human Resources Committee” on page 51 for further details regarding the Human Resources Committee.

Advisors to the Human Resources Committee

During the financial year ended December 31, 2021, the Human Resources Committee retained Mercer (Canada) Limited (“Mercer”) to provide assistance to the Human Resources Committee in determining compensation for the Company’s directors. Mercer was originally retained in 2012 by Wheaton. See “Role of the Compensation Consultant” on page 54 for further details regarding the engagement of Mercer by the Human Resources Committee.

Committees of the Board

The Board has the following three standing committees, the members of which are set out under the Director Biographies on page 16:

●	the Audit Committee;

●	the Human Resources Committee; and

●	the Governance and Sustainability Committee.

All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of:

●	the integrity of the Company’s financial statements;

●	the Company’s compliance with legal, ethical and regulatory requirements;

●	the qualifications and independence of the Company’s independent auditors;

●	the Company’s financial reporting process and internal controls;

●	the significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken; and

●	the performance of the independent auditors and the Company’s internal audit function.

In fulfilling its mandate the Audit Committee, among other things:

●	reviews the Company’s financial statements, management’s discussion and analysis and financial press releases;

●	reviews treasury reports on cash flows and borrowing matters;

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[39]

●	meets with the internal audit function, external auditors (with and without management being present) and management; and

●	reviews reports regarding internal controls, the Company’s risk management activities, the Company’s insurance coverage, material risks related to ESG Matters, and the Company’s information systems and cyber security.

Further information regarding the Audit Committee is contained in the Company’s annual information form for the year ended December 31, 2021 under the heading “Audit Committee”. A copy of the Audit Committee terms of reference is available at www.wheatonpm.com.

Human Resources Committee

The purposes of the Human Resources Committee are to make recommendations to the Board relating to the compensation of the Company’s Chief Executive Officer and review compensation of the members of senior management of the Company. See “Role of the Human Resources Committee” on page 51 for further information. A copy of the Human Resources Committee terms of reference is available at www.wheatonpm.com.

Governance and Sustainability Committee

The purposes of the Governance and Sustainability Committee are to:

●	provide a focus on governance that will enhance the Company’s performance;

●	assess and make recommendations regarding the Board’s effectiveness;

●	establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors; and

●	provide oversight with respect to ESG Matters.

In fulfilling its mandate, the Governance and Sustainability Committee, among other things:

●	identifies and recommends individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Sustainability Committee);

●	makes recommendations to the Board relating to the compensation of the Board members;

●	develops and recommends to the Board a set of corporate governance principles applicable to the Company; and

●	reviews, reports and monitors risks and potential risks to, and performance of the Company in relation to, ESG Matters, including the Company’s ESG strategy and disclosures.

The Governance and Sustainability Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chair of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; assisting the Board in monitoring compliance by the Company with legal and regulatory requirements; monitoring and providing guidance in respect of developments in relevant policies, regulations and trends with respect to ESG Matters; and making recommendations to management and the Board with respect to policy and strategic initiatives and actions arising with respect to ESG Matters.

A copy of the Governance and Sustainability Committee terms of reference is available at www.wheatonpm.com.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[40]

Related Party Transactions

A “related party transaction” means a transaction between the Company, or its affiliates, on the one hand, and a related party of the Company, or its affiliates, as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”), on the other hand, but does not include any transaction in respect of compensation related matters as compensation matters are already addressed by the Human Resources Committee in the case of executive officers and employees, and the Governance and Sustainability Committee in the case of directors. Transactions between the Company and its own subsidiaries are not, for this purpose, considered to be related party transactions.

The Board does not believe it requires a standing committee to address related party transactions, however, in the event that the Company was proposed to be involved in a related party transaction that was not exempt under MI 61-101, the Board anticipates that it would proceed as follows:

●	form and appoint members to a special committee of independent/disinterested members of the Board to consider the related party transaction, where the Board believes that the transaction cannot be appropriately considered by the Governance and Sustainability Committee;

●	ensure that the mandate of any such special committee generally vests the special committee with full authority to negotiate the terms of the related party transaction, consider other alternative transactions, and consider whether the related party transaction is in the interests of, or fair to, security holders of the Company; and

●	provide the special committee with access to financial, legal and other advice required in the course of their negotiation and consideration of the related-party transaction.

During the year ended December 31, 2021, the Company was not involved in any related party transactions.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and individual directors. The Governance and Sustainability Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and individual directors.

The process for individual director peer evaluations includes a formal one-on-one session between each director and the Chair of the Board to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director has. These sessions are typically held in February of each year. A summary of the findings is presented by the Chair of the Board to the Board in March of each year.

The process for Board and Committee evaluations includes a written questionnaire that is circulated to each member of the Board. In addition to specific questions for which a rating is assigned by each director, directors are solicited for any comments with respect to Board and Committee composition, effectiveness, performance and conduct of meetings, as well as Company strategy, operations and organization. Results are aggregated and a written report prepared summarizing the results. The written report is circulated to the Chair of the Board and to the Governance and Sustainability Committee, and presented to and discussed with the Board in March of each year.

For 2022, this process will be undertaken during Spring 2022.

Director Share Ownership Requirements

Each non-executive director of the Company is required to hold Common Shares having a value equal to at least three times the amount of the annual retainer paid to such director, including the value of any Restricted Share Rights (as defined herein) (see “Restricted Share Plan” on page 89 for further details and definitions regarding the Restricted Share Rights), granted to such director in respect of the year in which the calculation is determined (or in respect of the prior year if no grant has yet been made to such director in respect of such year), but excluding any additional retainer paid to a director in his or her capacity as the Chair of the Board or Chair of any Committee of the Board. Stock options are not granted to the Company’s non-executive directors. This share ownership requirement must be attained within five years of becoming a director of the Company.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[41]

The following table provides information regarding the share ownership, actual and required, for each non-executive director as of December 31, 2021.

Director Share Ownership Requirements

and Actual Share Ownership

		Actual Share Ownership ⁽¹⁾
Name	Ownership Requirement (C$)	Common Shares (C$) (2)	Restricted Share Rights (C$) (3)	Total Ownership Value (C$) (4)	Total Current Market Value (C$) (5)	Ownership Req'ment Multiple Achieved (6)	Meets Ownership Requirement?
George L. Brack	750,321	872,008 (16,065 Shares)	909,624 (16,758 Rights)	1,781,632	1,861,273	2.4	Yes
John A. Brough	750,321	$Nil (Nil Shares)	1,223,743 (22,545 Rights)	1,223,743	1,243,154	1.6	Yes
R. Peter Gillin (7)	750,321	1,348,858 (24,850 Shares)	3,437,878 (63,336 Rights)	4,786,736	5,190,804	6.4	Yes
Chantal Gosselin	750,321	161,266 (2,971 Shares)	2,089,237 (38,490 Rights)	2,250,503	2,380,762	3.0	Yes
Douglas M. Holtby (8)	1,019,565	6,418,990 (118,257 Shares)	428,541 (7,895 Rights)	6,847,530	7,111,976	6.7	Yes
Charles Jeannes	750,321	217,120 (4,000 Shares)	593,823 (10,940 Rights)	810,943	785,789	1.1	Yes
Eduardo Luna	750,321	5,973,677 (110,053 Shares)	2,366,825 (43,604 Rights)	8,340,502	9,128,230	11.1	Yes
Marilyn Schonberner (9)	-	324,866 (5,985 Shares)	699,941 (12,895 Rights)	1,024,806	1,022,741	1.4	Yes
Glenn Ives (9)(10)	-	442,500 (8,000 Shares)	227,680 (4,040 Rights)	670,180	638,386	-	Yes

(1)	Represents Common Shares and Restricted Share Rights beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as of December 31, 2021. In calculating such holdings, a director may include any Restricted Share Rights, but may not include any options held. The number of securities held by directors is to the knowledge of the Company based on information provided by the directors.

(2)	The value of the Common Shares is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2021 of C$54.28; and (ii) the weighted average acquisition cost of the Common Shares.

(3)	This column includes all Restricted Share Rights held. The value of the Restricted Share Rights is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2021 of C$54.28; and (ii) the closing price of the Common Shares one business day prior to the date of grant of the relevant Restricted Share Rights.

(4)	Represents total value calculated using the Company’s share ownership requirement.

(5)	Represents total current market vale of Common Shares and vested Restricted Share Rights beneficially owned by the Director, directly or indirectly, or over which control or direction is exercised as of March 18, 2022. The number of securities held by Directors is to the knowledge of the Company based on information provided. Current Market Value calculated as follows:

•	For Common Shares, calculated using the closing price of the Common Shares on the TSX on March 18, 2022 of C$60.14; and

•	For Restricted Share Rights, calculated using the closing price of the Common Shares on the TSX on March 18, 2022 of C$60.14.

(6)	Represents a Director’s Total Ownership Value compared to the Director’s share ownership requirement.

(7)	15,850 of these Common Shares are held indirectly through Mr. Gillin’s private company, RPCG Investments Ltd.

(8)	75,100 of these Common Shares are held indirectly through Mr. Holtby’s private company, Holtby Capital Corporation. Mr. Holtby is retiring and will not be standing for re-election at the Meeting.

(9)	Ms. Schonberner and Mr. Ives were appointed to the Board on February 26, 2018 and May 14, 2020, respectively, and have five years from the date of their appointment to attain the required share ownership. Ms. Schonberner’s current total ownership value already exceeds the required share ownership. Mr. Ives has an additional 3 years to meet the ownership requirement.

(10)	All Common Shares are held through Mr. Ives private company, Glenn Antony Ives Professional Corporation.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[42]

Market Value of Directors’ Share Ownership

The total current market value of the Common Shares and vested Restricted Share Rights of Directors is as follows:

Name	Current Market Value of Common Shares (C$) (1)(2)		Current Market Value of Vested Restricted Share Rights (C$) (1)(2)	Total Current Market Value (C$)
George L. Brack		1,143,622	717,651	1,861,273
John A. Brough	$	Nil	1,243,154	1,243,154
R. Peter Gillin		1,494,479	3,696,325	5,190,804
Chantal Gosselin		356,149	2,024,613	2,380,762
Douglas M. Holtby (3)		7,111,976	$Nil	7,111,976
Charles Jeannes		240,560	545,229	785,789
Eduardo Luna		6,618,587	2,509,642	9,128,230
Marilyn Schonberner		359,938	662,803	1,022,741
Glenn Ives		601,400	36,986	638,386

(1)	Represents total Common Shares and vested Restricted Share Rights beneficially owned by the Director, directly or indirectly, or over which control or direction is exercised as of March 18, 2022. The number of securities held by Directors is to the knowledge of the Company based on information provided.

(2)	Current Market Value calculated as follows:

a.	For Common Shares, calculated using the closing price of the Common Shares on the TSX on March 18, 2022 of C$60.14; and

b.	For Restricted Share Rights, calculated using the closing price of the Common Shares on the TSX on March 18, 2022 of C$60.14.

(3)	Mr. Holtby is retiring and will not be standing for re-election at the Meeting.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[43]

Director Compensation

The Governance and Sustainability Committee makes recommendations to the Board relating to the compensation of Board members and the Board meets annually to review the adequacy and form of directors’ compensation.

For the financial year ended December 31, 2021, non executive Board members received the following compensation:

Fees	Amount (C$)(1)
Annual Board Retainer
• All directors	$110,000
• Additional Board Chair retainer (currently Mr. Holtby)(2)	$100,000
Annual Committee Chair Retainer
• Audit Committee Chair (currently Mr. Brough)	$30,000
• Governance and Sustainability Committee Chair (currently Mr. Brack)	$15,000
• Human Resources Committee Chair (currently Mr. Gillin)	$30,000
Meeting and Travel Fees
• Meeting Fee for each Board or Board committee meeting attended (in-person or virtually)	$1,500
• Travel Fee for travel required to attend a Board or Board committee meeting held at a location where the director does not reside	$1,500

(1)	In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

(2)	Mr. Holtby is retiring and will not be standing for re-election at the Meeting.

Share-based awards

Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options which were discontinued for non-executive directors in 2005. See “Restricted Share Plan” on page 89 for further details and definitions regarding Restricted Share Rights. For the year ended December 31, 2021, the Board granted Restricted Share Rights to non-executive directors to acquire that number of Common Shares of the Company that would equate to a value of approximately C$140,000 and Restricted Share Rights to the Chair of the Board to acquire that number of Common Shares of the Company that would equate to a value of C$230,000.

For the financial year ended December 31, 2022, the Board has approved retaining the same annual compensation.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[44]

Director Compensation Summary

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2021.

Director Compensation Table (1)

Name	Fees Earned (C$)	Share-based Awards (2) (C$)	Option-based Awards (C$)	Non-equity Incentive Plan Compensation (C$)	All Other Compensation (3) (C$)	Total (C$)
George L. Brack	147,500	140,107	-	-	8,522	296,129
John A. Brough	168,500	140,107	-	-	12,655	321,262
R. Peter Gillin	168,500	140,107	-	-	41,786	350,393
Chantal Gosselin	132,500	140,107	-	-	24,042	296,649
Douglas M. Holtby (4)	228,000	229,855	-	-	-	457,855
Eduardo Luna	135,500	140,107	-	-	27,694	303,301
Charles A. Jeannes	132,500	140,107	-	-	4,367	276,974
Marilyn Schonberner	138,500	140,107	-	-	5,763	284,370
Glenn Ives	128,000	140,107	-	-	339	268,446
TOTALS	1,379,500	1,350,711	-	-	125,168	2,855,379

(1)	Directors’ fees are paid in Canadian dollars.

(2)	Each of Messrs. Brack, Brough, Gillin, Luna, Jeannes, Ives and Mses. Gosselin and Schonberner were granted 2,810 Restricted Share Rights and Mr. Holtby was granted 4,610 Restricted Share Rights on March 16, 2021 at a deemed price of C$49.86 per share (being the grant date fair value based on the closing price of the Common Shares on the TSX on March 15, 2021) with restricted periods expiring as to one-third on each of March 16, 2022, March 16, 2023 and March 16, 2024, respectively. This is consistent with the accounting values used in the Company’s financial statements.

(3)	This column includes equivalent cash payments to the dividends paid on the Common Shares, received by holders of Restricted Share Rights in respect of which the restricted period has expired but for which the holder has elected to defer receipt of the Common Shares.

(4)	Mr. Holtby is retiring and will not be standing for re-election at the Meeting.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[45]

The table below provides a further break down of the “Fees Earned” column from the previous table for the financial year ended December 31, 2021.

Breakdown of Fees Earned Table (1)

Name	Board Annual Retainer (C$)	Board/ Committee Chair Retainer (C$)	Aggregate Board Attendance Fee (C$)	Aggregate Committee Attendance Fee (C$)	Aggregate Travel Fee (C$)	Total Fees Earned (C$)
George L. Brack (Chair of the Governance and Nominating Committee)	110,000	15,000	12,000	10,500	n/a	147,500
John A. Brough (Chair of the Audit Committee)	110,000	30,000	12,000	10,500	6,000	168,500
R. Peter Gillin (Chair of the Human Resources Committee)	110,000	30,000	12,000	10,500	6,000	168,500
Chantal Gosselin	110,000	n/a	12,000	10,500	n/a	132,500
Douglas M. Holtby (2) (Chair of the Board)	110,000	100,000	12,000	6,000	n/a	228,000
Eduardo Luna	110,000	n/a	12,000	10,500	3,000	135,500
Charles Jeannes	110,000	n/a	10,500	9,000	3,000	132,500
Marilyn Schonberner	110,000	n/a	12,000	10,500	6,000	138,500
Glenn Ives	110,000	n/a	12,000	6,000	n/a	128,000

(1)	Directors’ fees are paid in Canadian dollars.

(2)	Mr. Holtby is retiring and will not be standing for re-election at the Meeting.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[46]

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2021.

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)	Number of shares or units of shares that have not vested (1) (#)	Market or payout value of share- based awards that have not vested (2) (C$)	Market or payout value of share-based awards not paid out or distributed (2) (3) (C$)
George L. Brack	-	-	-	-	4,825	261,901	647,723
John A. Brough	-	-	-	-	4,825	261,901	961,842
R. Peter Gillin	-	-	-	-	4,825	261,901	3,175,977
Chantal Gosselin	-	-	-	-	4,825	261,901	1,827,336
Douglas M. Holtby (4)	-	-	-	-	7,895	428,541	-
Eduardo Luna	-	-	-	-	4,825	261,901	2,104,924
Charles Jeannes	-	-	-	-	4,825	261,901	331,922
Marilyn Schonberner	-	-	-	-	4,825	261,901	438,040
Glenn Ives	-	-	-	-	3,425	185,909	33,382

(1)	This column reflects Restricted Share Units for which the restricted period had not yet expired as of December 31, 2021. See footnote (2) to the table entitled “Value Vested or Earned During the Financial Year Ended December 31, 2021” for further details.

(2)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2021 of C$54.28.

(3)	This column reflects Restricted Share Rights for which the restricted period has expired and for which the holder has irrevocably elected to defer receipt of the Common Shares beyond December 31, 2021. See the footnotes to “Value Vested or Earned During the Financial Year Ended December 31, 2021” table for details of deferral elections made during 2021.

(4)	Mr. Holtby is retiring and will not be standing for re-election at the Meeting.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[47]

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2021.

Value Vested or Earned During the Financial Year Ended December 31, 2021

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) (2) (C$)	Non-equity incentive plan compensation – Value earned during the year (C$)
George L. Brack	-	198,294	-
John A. Brough	-	215,095	-
R. Peter Gillin	-	-	-
Chantal Gosselin	-	-	-
Douglas M. Holtby (3)	-	318,287	-
Eduardo Luna	-	195,295	-
Charles Jeannes	-	-	-
Marilyn Schonberner	-	100,468	-
Glenn Ives	-	-	-

(1)	Calculated (i) in the case of directors who have not elected to sell the underlying Common Shares on the expiry of the restricted period of the relevant Restricted Share Rights, using the closing price of the Common Shares on the TSX on the trading day immediately prior to the date the restricted period expires, which reflects the value of the underlying Common Shares that were received, or (ii) in the case of directors who have elected to sell the underlying Common Shares on the expiry of the restricted period of the relevant Restricted Share Rights, utilizing the actual realized Common Share price on such sale.

(2)	This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date in accordance with the terms of the Restricted Share Rights Plan. Such value is reported in the table above entitled “Outstanding Option-Based Awards and Share-Based Awards” in the column titled “Market or payout value of share-based awards not paid out or distributed”. Deferral elections made during 2021 for Restricted Share Rights are set out below. Please refer to prior years’ management information circulars for information on deferral elections made in prior years.

•	Mr. Brough elected to defer receipt of the Common Shares issuable under the Restricted Share Rights granted on that portion of the grant made March 26, 2018 for which the end of the restricted period was March 26, 2020 until the earlier of March 26, 2024 or retirement;

•	Mr. Jeannes elected to defer receipt of the Restricted Share Rights granted on that portion of the grant made March 25, 2019 for which the end of the restricted period was March 25, 2020 until retirement; and

•	Each of Mr. Gillin, Ms. Gosselin and Ms. Schonberner elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2020 year until retirement.

(3)	Mr. Holtby is retiring and will not be standing for re-election at the Meeting.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[48]

Retirement Policy for Directors

The Company does not have a retirement age policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company has purchased for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2021:

(a)	the total amount of insurance is $165,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)	the total cost for directors and officers liability insurance during 2021 was $2,111,900. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:

(i)	with respect to the directors and officers there is no deductible applicable, unless the Company is permitted by laws and is financially able to indemnity the directors and officers, in which case there is a deductible per claim of $2,500,000; and

(ii)	with respect to reimbursement of the Company there is a deductible per claim of $2,500,000.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[49]

Executive Compensation

Compensation Discussion and Analysis

Table of Contents

Our Year in Review - 2021	50
Introduction	50
Objectives of Compensation Program	50
Overview of the Compensation Philosophy	51
Opportunity for Shareholder Feedback	51
Role of the Human Resources Committee	51
Named Executive Officers	53
Role of the Chief Executive Officer	54
Role of the Compensation Consultant	54
Elements of Executive Compensation	55
Overview of How Compensation Program Fits with Wheaton Compensation Goals	58
The Comparator Group	59
Benchmarking	61
Base Salary	61
Annual Performance Based Cash Incentives	61
Corporate Performance Objectives	62
Personal Performance Objectives	66
Overall Annual Performance Based Cash Incentive - 2021	67
Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units	68
2021 Stock Option Awards	69
2021 Restricted Share Right Awards	70
2021 Performance Share Unit Awards	71
Retirement Plans	72
Other Compensation – Perquisites	73
Executive Share Ownership Policy	73
Policy Regarding Certain Financial Instruments	74
Consideration of Risk Associated with Executive Compensation	75
Succession Planning for President and Chief Executive Officer	76
Pay for Performance Alignment	76
Performance Graph	77
Net Realizable Pay	78
Summary Compensation Table	79
Incentive Plan Awards	81
Termination and Change of Control Benefits	83
Estimated Incremental Payment on Change of Control or Termination	85
Share Option Plan	86
Performance Share Unit Plan	88
Restricted Share Plan	89

Our Year in Review - 2021

See “2021 Compensation At A Glance” on page [iv] of this management information circular for a summary of Wheaton’s compensation practices and results in 2021.

Introduction

This Compensation Discussion and Analysis section provides full details on the objectives of Wheaton’s compensation program, Wheaton’s compensation philosophy, the role and responsibility of the Human Resources Committee in connection with compensation matters, selection of the Company’s comparator group for determining compensation, discusses how compensation is determined for executives and describes each element of executive pay.

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[50]

Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Opportunity for Shareholder Feedback

The Board believes that it is important to have regular and constructive engagement with its shareholders to discuss those aspects of the Company’s executive compensation that are of importance to shareholders and to allow and encourage shareholders to express their views on executive compensation matters to the Board outside of the annual meeting. Shareholders are invited to express their views to the Board or the Human Resources Committee by contacting the Board or committee in the manner described under the heading “Shareholder Engagement & Contacting the Board of Directors” on page 95.

The Board has also adopted a policy providing for an annual advisory vote on executive compensation, known as “Say on Pay”, in order to give the Company’s shareholders a formal opportunity to provide their views on the executive compensation program of the Company. At the 2021 Annual and Special Meeting of Shareholders, over 93% of the votes cast were in favour of the resolution accepting the Company’s approach to executive compensation. See “Special Matters – Say on Pay Advisory Vote” on page 94 for further details.

Role of the Human Resources Committee

The Human Resources Committee, comprised of independent directors, is established by the Board to assist in fulfilling the Board’s responsibilities relating to human resources and compensation matters and to establish a plan of continuity for senior management. The Human Resources Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by senior management in a manner that will enhance the sustainable profitability and growth of the Company.

The Human Resources Committee reviews on an annual basis the overall compensation package for each executive officer. It submits to the Boards of Wheaton and Wheaton Precious Metals International Ltd. (“Wheaton International”) recommendations with respect to the base salary, annual bonus and long-term incentive award for each executive officer, as applicable. During 2021, the Human Resources Committee received various reports from Mercer reviewing Wheaton’s past and current compensation levels for executives, in comparison to a peer group of companies selected by the Human Resources Committee, and practices in the current market. See “The Comparator Group” on page 59 for details on the peer group.

The Human Resources Committee makes recommendations to the Board annually after reviewing the matters discussed in Mercer’s reports, discussing various factors with management, comparing compensation to the Comparator Group (as defined below), and receiving recommendations from the Chief Executive Officer in March 2021 with respect to 2021 base salaries and 2021 long-term incentive awards for executive officers, and in March 2022 with respect to 2021 annual performance-based cash incentives. In making its recommendations, the Human Resources Committee was satisfied that all recommendations complied with the Human Resources Committee’s philosophy and guidelines.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[51]

In accordance with Terms of Reference for the Human Resources Committee, the Human Resources Committee is authorized to:

•	retain or obtain the advice of compensation consultants, independent counsel and other advisors;

•	appoint, compensate and have oversight over the work of compensation consultants, independent counsel and other advisors;

•	determine appropriate funding to be paid to compensation consultants, independent counsel and other advisors;

•	conduct independence assessments of compensation consultants, independent counsel and other advisors at the time they are appointed and on an annual basis thereafter; and

•	identify any conflict of interest issues with compensation consultants annually to shareholders.

The Human Resources Committee did not identify any conflict of interest issues that could reasonably be expected to interfere with the independence of its compensation consultant for the year ended December 31, 2021. A copy of the Human Resources Committee terms of reference is available at www.wheatonpm.com.

The members of the Human Resources Committee, their independence (as such term is defined in National Instrument 52-110 Audit Committees and the NYSE Enhanced Independence Rules) and their experience relevant to their responsibilities in executive compensation are as follows

Name	Independent	Relevant Experience
R. Peter Gillin (Chair)	Yes

Member and Chair of Dundee Precious Metals Inc.’s Compensation Committee

Member of Sherritt International Corporation’s Human Resources Committee from 2010 to 2017

Member and Chair of Turquoise Hill Resources Ltd.’s Compensation Committee from 2012 to 2017

ICD, HR and Compensation Committee – Executive Compensation (2021)

Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation (2021)

Mercer Canada, Executive Compensation in Challenging Times (2020)

Hugessen Consulting Seminar – Executive Pay Trends and Issues (2020)

Hugessen Consulting Seminar – Executive Pay Trends and Issues (2018)

Hugessen Consulting Seminar – Executive Pay Trends and Issues (2017)

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[52]

Name	Independent	Relevant Experience
Charles Jeannes	Yes

President and CEO of Goldcorp Inc. from 2008 to 2016

Member of Pan American Silver Corp.’s Human Resources Committee (Chair)

Member of Orla Mining Ltd.’s Human Resources Committee

Executive Vice President, Administration of Glamis Gold Ltd. from 2001 to 2006

Eduardo Luna	Yes	Member of Coeur Mining Inc.’s Compensation Committee from 2018 to 2020 and Audit Committee from 2020 to present CEO of Rochester Resources Ltd. from 2007 to 2018 and Chairman from 2018 to present
Marilyn Schonberner	Yes

Member of New Gold Inc.’s Human Resources and Compensation Committee

CFO and Senior Vice President, and an Executive Director, of Nexen Energy ULC from 2016 to 2018

General Manager of Human Resources Services; Director of Corporate Audit; Director of Business Services U.K.; and Treasurer and Vice President of Corporate Planning of Nexen Energy ULC from 1997 to 2016

NACD – Compensation Considerations for M&A (2021)

Dr. Tanya (Toni) De Mello, Wheaton Leaders Program, Unconscious Bias Presentation (2021)

NACD – Compensation Insights (2020)

Hugessen Consulting Seminar – Executive Pay Trends and Issues (2018)

Completed Module III of the ICD Directors Education Program on “Guiding Human Performance” (2018)

Mercer and Blakes - Executive Compensation Trends and Legal Developments (2019)

Hugessen Consulting and ICD - Webinar - Executive Compensation Trends (2019)

The Human Resources Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives, and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Human Resources Committee, including experiences with financial matters, human resources and management of public companies. The skills and experiences of the individual members of the Human Resources Committee together with input and advice from Mercer, enable the Human Resources Committee to make the decisions on the suitability of the Company’s compensation program.

Named Executive Officers

For the remainder of this management information circular, the following individuals included in the “Summary Compensation Table” on page 80 are referred to as the “Named Executive Officers” or “NEOs”:

•	Randy V.J. Smallwood, President and Chief Executive Officer;

•	Gary D. Brown, Senior Vice President and Chief Financial Officer;

•	Curt D. Bernardi, Senior Vice President, Legal and Corporate Secretary;

•	Haytham H. Hodaly, Senior Vice President, Corporate Development; and

•	Patrick E. Drouin, Senior Vice President, Sustainability and Investor Relations.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[53]

Role of the Chief Executive Officer

The Chief Executive Officer completes a review of the Named Executive Officers’ performance in accordance with the evaluation criteria listed below in the “Annual Performance Based Cash Incentives” section. Based on the foregoing evaluation, as well as a subjective assessment, the Chief Executive Officer makes a recommendation to the Human Resources Committee on base salaries, cash bonuses and long-term incentive plan awards for each Named Executive Officer, which is taken into consideration by the Human Resources Committee in completing its review and ultimate recommendations to the Board.

Role of the Compensation Consultant

Mercer’s mandate with the Human Resources Committee includes providing advice on the competitiveness and appropriateness of compensation programs for the Named Executive Officers and members of the Board, as required. This mandate may include advice with respect to base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment agreements and change of control provisions.

The Human Resources Committee will agree annually and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Human Resources Committee and the fees associated with such work. Mercer reports directly to the Chair of the Human Resources Committee. Neither the Board nor the Human Resources Committee formal pre-approval is required in order for the Company or its affiliates to obtain services other than compensation services from Mercer or its affiliates. The Human Resources Committee reviews the engagement of Mercer annually to ensure that all reasonable steps are taken to minimize any potential conflicts of interest.

In conducting the review for each of 2020 and 2021, the Human Resources Committee recognized that the fees paid to Mercer and its affiliates for insurance-related matters exceeded the fees paid to Mercer for executive compensation-related matters.  Mercer’s affiliates include Marsh Canada, part of Marsh & McLennan world-wide professional services group, which provides insurance and insurance related services to the Company. The Human Resources Committee was satisfied that Mercer’s advice was objective and free from any conflict that could reasonably be expected to interfere with the independence of Mercer. The Human Resources Committee considered the following factors in making this determination: (i) the percentage of fees Mercer and its affiliates received from the Company was minimal compared to Mercer’s and its affiliates total revenues, and a significant percentage of the fees are passed through Mercer to the carriers of underlying insurance policies; (ii) Mercer and Marsh Canada have internal policies and procedures around potential conflicts of interest and tied-selling, do not compensate employees based on client revenue received by affiliates and conduct annual reviews directed to preserving the objectivity of their advice; and (iii) there were no known business or personal relationships between the Company (and its directors and officers) and Mercer (and Mercer’s and its affiliates’ directors and officers).

During 2021 and the first quarter of 2022, Mercer was engaged by the Human Resources Committee to conduct a compensation review of the Named Executive Officers and present its findings based on a comparison of compensation levels of a peer group of companies. Although Mercer provides advice to the Human Resources Committee, the decisions of the Human Resources Committee may reflect factors and considerations other than the information and recommendations provided by Mercer.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[54]

Fees billed by Mercer and its affiliates in respect of services in 2020 and 2021 are detailed below:

Mercer and Affiliate Fees

	2020 (1) ($)	2021 (1) ($)
Executive Compensation-Related Fees	52,797	60,040
Insurance related fees (2)	165,885	248,426
All Other Fees (2)	1,387,597	1,931,839
TOTAL	1,606,279	2,240,305

(1)	Fees paid in Canadian dollars are converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.7888 for the financial year ended December 31, 2021 and at the exchange rate of C$1.00 = US$0.7854 for the financial year ended December 31, 2020.

(2)	Marsh Canada Limited, an affiliate of Mercer, provided insurance and insurance related services to the Company in 2021 and 2020. Marsh Management, an affiliate of Mercer, provided insurance and insurance related services in 2021 and 2020 to Wheaton International. Of the fees paid in 2021, approximately $1,931,839 relate to premiums paid to affiliates of Mercer which were to have been passed through by those affiliates to carriers of the underlying insurance policies, and only approximately $248,426 relate to fees that were to be retained by Mercer affiliates.

Elements of Executive Compensation

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and long-term equity incentives in the form of stock options, Restricted Share Rights (see “Restricted Share Plan” on page 89 for further details and definitions regarding Restricted Share Rights) and Performance Share Units (see “Performance Share Unit Plan” on page 88 for further details and definitions regarding Performance Share Units). The Company believes that the bonus and long-term incentive components of compensation serve to further align the interests of management with the interests of the Company’s shareholders.

Beginning in 2017, the Human Resources Committee recommended that Restricted Share Rights be awarded to all employees, including Named Executive Officers, as part of the long-term incentive plan awards.

In order to align the interests of management with the interests of the Company’s shareholders (i) grants of stock options made after December 31, 2020 have a seven-year term with a vesting schedule of 1/3 on each of the first, second and third anniversary of grant, and (ii) grants of Restricted Share Rights made after December 31, 2020 have restricted periods that expire as to 1/3 on each of the first, second and third anniversary of the date of grant.

For the financial year ended December 31, 2021, the Company’s executive compensation program consisted of the following elements.

Element of Compensation	Summary and Purpose	Risk	Performance Period	Form of Compensation
Base Salary	Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

	The Human Resources Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the Human Resources Committee makes annual salary adjustments in March of each year for the 12-month period from January 1 to December 31 of that year.	Not at Risk	1 year	Cash

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[55]

Element of Compensation	Summary and Purpose	Risk	Performance Period	Form of Compensation
Annual Performance-Based Cash Incentives (Bonus)

Annual performance-based cash incentives are a variable component of compensation designed to reward the NEOs for maximizing annual operating performance. Annual performance-based awards can range from 0% to 200% of base salary. In making annual performance-based awards, the Human Resources Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

The Human Resources Committee reviews annual performance based -awards of cash as part of its overall annual assessment of Company and individual performance, as more fully described under the heading “Annual Performance Based Cash Incentives”. Typically, the Human Resources Committee makes awards in March of each year for the 12-month period from January 1 to December 31 of the prior year.

		At Risk	1 year	Cash

Medium and Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units

Long-Term Incentive Plan compensation is a variable component of compensation intended to reward the NEOs for their success in achieving sustained, long-term profitability and increases in stock value. Typically, the Human Resources Committee makes awards in March of each year for the 12-month period from January 1 to December 31 of that year. Long-Term Incentive Plan awards are made in stock options, Restricted Share Rights and Performance Share Units with the value of each Named Executive Officer’s award targeted to be approximately 50% in Performance Share Units, 25% in stock options and 25% in restricted share rights.

Stock options are a variable component of compensation designed to reward Named Executive Officers for maximizing operating performance, while at the same time rewarding the Company’s Named Executive Officers for its success in achieving sustained, long-term profitability and increases in stock value. Awards of stock options seek to align the interests of management with the interests of the Company’s shareholders both through the possible increase in the price of the Common Shares over time and longer-term vesting schedules. Stock options granted before December 31, 2020 have a 5 year term with a vesting schedule as to 50% on each of the first and second anniversary of grant. Stock options granted after December 31, 2020 have a 7-year term with a vesting schedule of 1/3 on each of the first, second and third anniversary of the date of grant.

Performance based Restricted Share Rights are a variable component of compensation designed to reward the Company’s executive officers for maximizing operating performance, while at the same time rewarding the Company’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s shareholders both through the possible increase in the price of the Common Shares over time and longer-term vesting schedules. Restricted periods for Restricted Share Rights granted before December 31, 2020 occur as to 50% on each of the first and second anniversary of grant. For Restricted Share Rights granted after December 31, 2020, the restricted periods will expire as to 1/3 on each of the first, second and third anniversary of the date of grant.

Performance Share Units provide a component of the long-term incentive plan that continues to offer a potential for a payout and incentivizing employees even if the Common Share price declines, provided that the Company’s performance exceeded that of a comparator group. In addition, the performance period for awards to date has been set at three years, thereby incentivizing management to take a longer-term view of Company performance.

		At Risk	Stock Options: 5 years for options granted before December 31, 2020 and 7 years for options granted after December 31, 2020 Restricted Share Rights: 3 years PSUs: 3 years	Equity (settled in Common Shares for both stock options and Restricted Share Rights and cash for PSUs)

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[56]

Element of Compensation	Summary and Purpose	Risk	Performance Period	Form of Compensation
Other Compensation (Including Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, and paid parking. In addition, for Canadian employees, the Company provides a contribution to a registered retirement savings plan and a contribution to the Company’s Supplemental Employee Retirement Plan (“SERP”). A separate retirement plan is in effect for Caymanian employees. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.	Not at Risk	1 year/ Retirement	Other

The breakdown of each element of compensation of the Chief Executive Officer as a percentage of total compensation is reflected in the following pie chart for 2021:

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[57]

Overview of How Compensation Program Fits with Wheaton Compensation Goals

1.          Attract, Retain and Motivate Key Talent

The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:

•	a competitive cash compensation program, consisting of base salary, contribution to RRSP/SERP/retirement and cash bonus, which is generally consistent with or superior to similar opportunities; and

•	providing an opportunity to participate in the Company’s growth through stock options, Performance Share Units and Restricted Share Rights.

2.          Alignment of Interest of Management with Interest of the Company’s Shareholders

The compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

•	the grant of stock options, Performance Share Units and Restricted Share Rights, where, if the price of the Common Shares increases over time, both executives and shareholders will benefit;

•	two-year vesting schedule on stock option awards and Restricted Share Rights (increase to three-year vesting schedule for grants made after 2020), and a three-year vesting term on Performance Share Units which drives management to create long-term shareholder value, rather than focusing on short-term increases; and

•	an executive share ownership policy (see “Executive Share Ownership Policy” on page 73 for further details).

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[58]

The Comparator Group

The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable.

The Human Resources Committee and the Company are constantly assessing the methods for selection of comparator group members because of the importance of benchmarking for the purposes of evaluating and considering executive compensation. The Human Resources Committee has established the following enhanced methods and parameters to be considered in selecting and updating members of the comparator group:

No.	Criterion	Description of Comparator Group	Committee Consideration		4 Market Cap Screen
1	Industry	Metals Streaming	•	Include direct competitors that are obvious peers to the Company	Exclude direct competitors that are too large or small compared to Company

2	Competition for Talent	Mining Producers	•	Include companies that are within the mining sector, but that are not direct competitors	First apply +/- 50% as screen. After application of Business Model criterion, include next closest in size until comparator group reaches 15
			•	These companies would represent the most significant competitors with respect to attracting and retaining talent

			•	Preference to include Vancouver based companies

3	Business Model	Other Commodity Streaming	•	Companies should employ the same business model but may be in different sector	Apply +/- 50% as screen

			•	Consider if other companies have used Company as a comparator

As a result of these methods and parameters, the Human Resources Committee adopted the following comparator group (the “Comparator Group”) for the purposes of benchmarking and determining salaries, long-term awards and bonuses in respect of the 2021 year:

The Comparator Group
•	Agnico-Eagle Mines Limited	•	Kirkland Lake Gold Ltd.
•	B2 Gold Corp.	•	Lundin Mining Corporation
•	Cameco Corporation	•	Pan American Silver Corp.
•	Centerra Gold Inc.	•	Royal Gold, Inc.
•	First Quantum Minerals Ltd.	•	SSR Mining Inc.
•	Franco-Nevada Corporation	•	Teck Resources Limited
•	Kinross Gold Corp.	•	Yamana Gold Inc.

For the 2022 year, it is anticipated that Kirkland Lake Gold Ltd. will be removed from the Comparator Group as a result of the merger between Kirkland Lake Gold Ltd. and Agnico-Eagle Mines Limited completed in February 2022. The Human Resources Committee believes that the Comparator Group members are an appropriate and comparable group for the purposes of benchmarking and determining executive compensation.

Set out below are the names of the entities, as well as details on the revenue, market capitalization and enterprise value of the Comparator Group.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[59]

Comparator Group (1)

	Market Cap ($ Millions)	Revenue ($ Millions)	Net Income ($ Millions)
Agnico-Eagle Mines Limited	$12,983	$3,824	$543
B2 Gold Corp.	$4,125	$1,762	$420
Cameco Corporation	$8,612	$1,154	$(80)
Centerra Gold Inc.	$2,271	$900	$(382)
First Quantum Minerals Ltd.	$16,360	$7,212	$832
Franco-Nevada Corporation	$26,243	$1,300	$734
Kinross Gold Corp.	$7,220	$3,729	$221
Kirkland Lake Gold Ltd.	$10,968	$2,460	$788
Lundin Mining Corporation	$5,698	$3,329	$780
Pan American Silver Corp.	$5,208	$1,633	$97
Royal Gold, Inc.	$6,906	$677	$277
SSR Mining Inc.	$3,722	$1,474	$368
Teck Resources Limited	$15,253	$10,544	$2,243
Yamana Gold Inc.	$4,016	$1,815	$148
Wheaton Precious Metals Corp.	$19,189	$1,202	$755
Wheaton Percent Ranking	95%	18%	73%

(1)	As of December 31, 2021, based upon publicly available information.

The diagrams below graphically show the relative revenue and market capitalization and net income and market capitalization of Wheaton and the Comparator Group.

Revenue and Market Capitalization of Wheaton and Comparator Group	Net Income and Market Capitalization of Wheaton and Comparator Group

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[60]

Benchmarking

In arriving at a targeted total compensation package for 2021, the Human Resources Committee generally recommended to the Board that the executive officers receive (i) base salaries that are typically targeted at the 50th percentile, or average, of the Comparator Group, and (ii) long-term incentive and bonus compensation that are typically on the higher end of the targeted range of the Comparator Group in the case of long-term incentive compensation and bonus compensation, due to the Company’s unique business model and deal-driven nature.

Base Salary

In determining the base salary of a Named Executive Officer, the Human Resources Committee’s practice is to consider the recommendations made by the Chief Executive Officer and to review the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization, revenue and complexity. In addition, the Human Resource Committee considers the findings of Mercer in their report relating to base salary. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Human Resources Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year, and an overall assessment of market, industry and economic conditions.

The Human Resources Committee reviews Named Executive Officer salaries at least annually as part of its overall competitive market assessment. Typically, the Human Resources Committee makes annual salary adjustments in March of each year for the 12-month period from January 1 to December 31 of that year.

The 2021 base salaries of each of the Named Executive Officers were increased from their respective 2020 base salaries by 2% to better align with market practice and the Comparator Group. For 2022, it is anticipated that base salaries for Named Executive Officers will increase by approximately 5%.

Annual Performance Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the Human Resources Committee has implemented a performance-based incentive plan that includes a target bonus for each Named Executive Officer, corporate and personal performance objectives and a payout depending on the achievement of those objectives. Importantly, the design of the performance-based incentive plan could result in a Named Executive Officer receiving no bonus.

The Human Resources Committee also considers the recommendations made by the Chief Executive Officer in assessing the corporate and personal performance over the past year, and the findings of Mercer in their report relating to the annual cash bonus. The Human Resources Committee also reviews the bonus that would be determined as a result of the application of the performance based incentive plan and retains complete discretion to (i) award compensation absent attainment of the relevant performance goal, (ii) not award compensation even if the relevant performance goal is attained, (iii) award compensation in excess of any expressed maximum or less than any expressed minimum, and (iv) otherwise reduce or increase the size of any award or payout.

As part of their determination of whether to exercise discretion to adjust any award or payout, the Human Resources Committee compares the award that would have been determined as a result of the application of the performance-based incentive plan to the bonuses paid to executives with similar titles and roles at the Comparator Group.

In making annual performance-based awards, the Human Resources Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions in the operation of the Company that support the Company’s overall business strategy and the effective operation of the Company’s business, and as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[61]

The following table summarizes the annual target bonus and the breakdown of the weighting of each of the corporate and personal performance objectives for each of the Named Executive Officers.

Target Bonus and Weightings

	President and Chief Executive Officer	SVP and Chief Financial Officer	SVP, Legal and Corporate Secretary	SVP, Corporate Development	SVP, Sustainability and Investor Relations
Corporate Performance Weighting
Growth	40%	40%	40%	40%	40%
Financial Excellence	25%	25%	25%	25%	25%
Operational Excellence	25%	25%	25%	25%	25%
Environment, Health & Safety	10%	10%	10%	10%	10%
Total Corporate Performance	100%	100%	100%	100%	100%
Total Corporate Performance Weighting	75%	65%	65%	65%	65%
Personal Performance Weighting	25%	35%	35%	35%	35%
Combined Performance Total	100%	100%	100%	100%	100%
Target Bonus (% of Base Salary)	100%	75%	75%	75%	65%
Maximum Bonus (200% of Target Bonus)	200%	150%	150%	150%	130%

Corporate Performance Objectives

The following table details the targets for threshold, target and maximum achievement for each of the corporate performance objectives, as well as the actual performance achieved for 2021 and the resulting performance factor to be applied in determining bonuses. Each of the corporate performance categories have been capped at 200%.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[62]

Target Corporate Performance and Actual Results

	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Performance	Performance Score	Weighting in Category	Performance Factor
1. Growth
(a) Total Cost / NPO as a % of spot price (1)	102%	95%	88%	95.1%	99%	50.0%	131%
(b) Change in NPO	-5.0%	0%	11.2%	7.1%	163%	50.0%
Total Growth						100%
2. Financial Excellence
(a) Change in NPO per Share	0.0%	0.9%	1.8%	2.4%	275%	50.0%
(b) Debt Service Capacity	Qualitative Assessment				200%	25.0%	200%
(c) Relative Share Price Performance	25%	50.0%	75.0%	71.4%	186%	25.0%
Total Financial Excellence						100%
3. Operational Excellence
(a) Payable Ounces	-10.0%	0.0%	10.0%	-4.4%	56%	33.3%
(b) Production Ounces	-10.0%	0.0%	10.0%	-2.6%	74%	33.3%	93%
(c) Expense Control	10%	0.0%	-10.0%	-5.0%	150%	33.3%
4. Environment, Health, Safety & Sustainability
Environment, Health, Safety & Sustainability	Qualitative Assessment					100%	175%
5. Overall Qualitative Adjustment
Discretionary Overall Qualitative Adjustment	Qualitative Assessment					-	Nil

(1)	NPO is calculated by discounting expected future payable ounces by risk adjusted discount rates. Specifically, discount rates are adjusted to reflect: (i) mineral classification of production profile, with higher discount rates being used for categories with lower confidence levels; (ii) credit quality of counterparty; (iii) political risk; (iv) life cycle of the asset (whether in production, development or exploration stage); and (v) asset quality (the lower the cost quartile the lower the applied discount rate). The Total Cost / NPO as a percentage of spot price provides a consistent metric for comparing spot price to the price paid for each net present payable ounce. Total Cost is calculated as the Upfront Payment made in a streaming transaction plus the present value of expected production payments relative to future payable ounces.

The Corporate Performance objective is comprised of sub-objectives as noted in the table above, each of which are further described below.

The Growth performance objective is determined on the basis of two sub-objectives relating to new transactions announced during the year – total cost/NPO as a percentage of spot silver prices and change in NPO. The evaluation of these sub-objectives is more fully described in the table and footnote above. The Growth performance objective is capped at an overall 200% performance factor. During 2021, the Company entered into six new transactions in respect of the Santo Domingo project, the Fenix project, the Blackwater project (separate gold and silver streams), the Marathon project and the Brewery Creek royalty, and NPO increased by 7.1% from 2020.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[63]

The Financial Excellence performance objective seeks to assess management’s ability to optimize the Company’s capital structure and is capped at an overall 200% performance factor. The Financial Excellence performance objective is based on three sub-objectives as follows:

(a)	The Change in NPO Per Share sub-objective measures the percentage change in NPO as a result of new transactions and capital management activities.

(b)	The Debt Service Capacity sub-objective involves a subjective assessment by the Human Resources Committee of the Company’s ability to access debt markets, leverage risk and ability to comply with financial covenants under its debt facilities. In arriving at a total qualitative assessment the Human Resources Committee considered that:

•	the Company repaid all outstanding bank debt through operating cash flow, net of cash dividends paid to shareholders;

•	the Company maintained its ability to withstand significant commodity price decreases; and

•	the Company amended its revolving credit facility (“Revolving Facility”) to extend the maturity date to 2026.

(c)	The Relative Share Price Performance sub-objective compares the Common Share price of the Company with that of the Comparator Group during the year. The Company’s share price performance ranked in the 71st percentile relative to the Comparator Group.

Operational Excellence measures three principal areas and is capped at an overall 200% performance factor:

•	Payable Ounces performance metric measures the percentage by which the Company exceeded (missed) its annual budgeted payable ounces;

•	Production Ounces performance metric measures the percentage by which the Company exceeded (missed) its annual production guidance; and

•	Expense Control performance metric measures the percentage by which the actual general and administration expense of the Company for 2021 is less than (exceeds) the budgeted general and administration expense for 2021, adjusting for certain matters that were not appropriate to take into account in evaluating management’s ability to control expenses.

For the year ended December 31, 2021, the Human Resources Committee considered that payable ounces and production ounces were only slightly below budget despite the continuing impact of COVID-19.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[64]

The Environment, Health, Safety & Sustainability performance objective is a qualitative assessment of the Company’s commitment and contribution to: business ethics; the environment; health and safety; community development and sustainability by the Company and its employees. The Human Resources Committee assessed a performance factor of 175% based on consideration of:

•	Wheaton published its 2020 Sustainability Report;

•	the Company maintained “AA” rating by MSCI ESG Ratings;

•	the Company’s Sustainalytics score improved to 9.4 from 7.9 and the Company continues to rank #1 out of 120 precious metals companies;

•	the Company maintained ISS Oekom ESG Ratings of “Prime” so that the Company’s common shares qualify for responsible investment;

•	the Company is included in the Euronext Vigeo World 120 Indices due to EG performance (#1 out of 72 in sector Financial Services – General North America);

•	the Company improved its S&P score to 37/100 (up from 27 in 2020);

•	the Company improved score on 2021 Carbon Disclosure Project to “B”;

•	the Company offset all reported Scope 2 and Scope 3 emissions to achieve a carbon neutral designation;

•	the Company’s continuing response to the COVID-19 pandemic ensured business continuity in a safe manner; and

•	the Company contributed US$6.6 million to over 100 programs and initiatives around the world.

As part of its consideration of the Discretionary Overall Qualitative Adjustment, the Human Resources Committee retains discretion to adjust the Corporate Performance actual results if necessary to ensure that they are fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the Comparator Group and other considerations not reflected within the Corporate Performance objectives above.

In determining whether to apply its discretion to provide a qualitative adjustment in respect of the 2021 year, the Human Resources Committee considered the compensation of the Comparator Group, together with other factors, including:

•	the efforts by management to seek out and pursue new streaming opportunities;

•	the completion of six transactions during 2021; and

•	the successful court judgment in the Canadian Class Action with no cost to the Company.

Taking into account all of the foregoing, the Human Resources Committee determined to not make an overall qualitative adjustment to the Corporate Performance assessment in respect of the 2021 year.

The following table details the weighted result by Named Executive Officer of each of the corporate performance objectives for the 2021 year.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[65]

Actual Corporate Objectives Results Weighted By Named Executive Officer (1)

	President and Chief Executive Officer	SVP and Chief Financial Officer	SVP, Legal and Corporate Secretary	SVP, Corporate Development	SVP, Sustainability and Investor Relations
Growth	30%	26%	26%	26%	26%
Financial Excellence	19%	16%	16%	16%	16%
Operational Excellence	19%	16%	16%	16%	16%
Environment, Health & Safety	8%	7%	7%	7%	7%
Discretionary Overall Qualitative Adjustment	-	-	-	-	-
Total Corporate Performance Assessment	143%	143%	143%	143%	143%
Weighted Total Corporate Performance – Actual (2)	107%	93%	93%	93%	93%

(1)	Numbers may not add up due to rounding on application of Corporate Performance results.

(2)	Weighted Total Corporate Performance is calculated based upon the Total Corporate Performance Assessment for each Named Executive Officer multiplied by that Named Executive Officer’s Total Corporate Performance Weighting (as set out in the table entitled “Target Bonus and Weightings” on page 62.

Personal Performance Objectives

The Personal Performance objective is based in part on a qualitative assessment by the Chief Executive Officer and Human Resources Committee on personal performance of the Named Executive Officers other than the Chief Executive Officer, and by the Human Resources Committee alone on personal performance of the Chief Executive Officer.

Evaluation of personal performance factors is subjective, but generally include elements of strategy, financial goals, operational success, employee development and community commitment, while also considering quality of work, effort undertaken and leadership abilities. For 2021, some of the key accomplishments for the Named Executive Officers included the following:

•	Strategy – reviewed and assessed opportunities with a total upfront value of US$6.1 billion, completed six transactions in 2021, and completed record amounts of investor outreach and marketing;

•	Financial Goals – extended the Revolving Facility, eliminated the Company’s debt, distributed $218 million in dividends;

•	Operational Success – obtained a successful court judgment in the Canadian class action;

•	Employee Development – continued to focus on employee development and engagement, including ongoing support of all employees though the COVID-19 pandemic; and

•	Community Commitment – continued with commitment to community involvement.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[66]

Individualized personal objectives established for each Named Executive Officer were assessed as part of the year-end performance assessment. Details on these objectives, together with some of the key accomplishments for the Named Executive Officers during the year ended December 31, 2021, are set out below:

President & Chief Executive Officer		SVP & Chief Financial Officer		SVP, Legal & Corporate Secretary		SVP, Corporate Development		SVP, Sustainability and Investor Relations
Employees:		Advancing Strategic Initiatives:		Advancing Strategic Initiatives:		Advancing Strategic Initiatives:		Investor Relations:
•	Maintained focus of employees on Company strategic initiatives	•	Reviewed opportunities with total upfront value > $6.1billion	•	Reviewed opportunities with total upfront value > $6.1billion	•	Reviewed opportunities with total upfront value > $6.1billion	•	Proactive relationship building with institutional and retail investors
•	Continued succession planning initiatives	•	Completed six new transactions in 2021	•	Completed six new transactions in 2021	•	Completed six new transactions in 2021	•	Host conferences and meetings
Board:		Capital Structure Management:		Laws:		Partner Relationships:		Communications:
•	Encouraged continued open dialogue between Board and management	•	Extended Revolving Facility by one year	•	Successful management and resolution of Canadian class action	•	Maintained strong relationships with existing and prospective partners	•	Liaised with research analysts regarding up-to-date information on the Company’s business
•	Assisted with development of Board renewal commitments	•	Eliminated Company debt	•	Legal and regulatory compliance
Investors:		Risk Management:		External Service Provider:		Transaction Development:		Investor Relations:
•	Continued dialogue with new and existing investors	•	Development of internal risk management policies and systems	•	Management of legal budget and service providers	•	Managed due diligence and negotiation of potential and completed transactions	•	Maintained effective engagement, communications and messaging with investors regarding Company business
•	Provided investors with confidence in Wheaton governance and implementation of Wheaton vision	•	Successful management and resolution of Canadian class action
Partner Relationships:		Operational Excellence:		Operational Excellence:		Operational Excellence:		Operational Excellence:
•	Maintained communications with existing, new and potential partners	•	Ongoing management of financial reporting, internal systems and existing streaming transactions	•	Ongoing management of existing streaming transactions	•	Established internal systems for efficient and on-time engagement in stream bidding process	•	Ongoing management of communications and feedback regarding streaming transactions
•	Expanded role with World Gold Council as Chair
Business Direction:		Employee Development:		Employee Development:		Employee Development:		Sustainability:
•	Continued to implement Wheaton corporate vision, strategy and mandate	•	Advanced employee engagement and development	•	Advanced employee engagement and development	•	Advanced employee engagement and development	•	Implementation and integration of sustainability initiatives
				•	Sponsor for Diversity and Leadership Committee			•	Published 2nd Sustainability Report
Community Engagement:		Community Engagement:		Community Engagement:		Community Engagement:		Community Engagement:
•	Significant commitment of personal time towards community initiatives	•	Significant commitment of personal time towards community initiatives	•	Significant commitment of personal time towards community initiatives	•	Significant commitment of personal time towards community initiatives	•	Significant commitment of personal time towards community initiatives
•	Advancing Wheaton ESG commitments	•	Advancing Wheaton ESG commitments	•	Advancing Wheaton ESG commitments	•	Advancing Wheaton ESG commitments	•	Advancing Wheaton ESG commitments

Overall Annual Performance Based Cash Incentive - 2021

In determining the total annual performance-based cash incentive, the Human Resources Committee applied a Total Corporate Performance Assessment (as determined above) and the personal performance assessment for each of the Named Executive Officers. The Human Resources Committee does retain discretion to adjust the total annual performance based cash incentive if necessary to ensure that it is fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the Comparator Group and other considerations not reflected with the annual performance based cash incentive.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[67]

Given the achievements of the Company during 2021 (as described in the Discretionary Overall Qualitative Adjustment section of the heading Corporate Performance Objectives above), the Board did not apply an additional discretionary increase to the annual performance-based cash incentive for each of the Named Executive Officers. As a result of the foregoing, with respect to the financial year ended December 31, 2021, bonuses were awarded to the following Named Executive Officers in March 2022:

Non-equity Incentive Plan Actual Compensation

Name of Officer	Title of Officer	Bonus Amounts (C$)	Actual (1) %	Target %	Maximum %
Randy V.J. Smallwood	President and Chief Executive Officer	$2,129,400	189%	125%	250%
Gary D. Brown	SVP and Chief Financial Officer	$857,700	147%	95%	190%
Curt D. Bernardi	SVP, Legal and Corporate Secretary	$857,700	147%	95%	190%
Haytham H. Hodaly	SVP, Corporate Development	$857,700	147%	95%	190%
Patrick E. Drouin	SVP, Sustainability and Investor Relations	$524,700	123%	80%	160%
		$5,227,200

(1)	This column expresses the bonus amount awarded for 2021 as a percentage of 2021 base salary.

Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units

The Company’s long-term incentive plan is designed to advance the interests of the Company by encouraging eligible participants (employees, officers and consultants) to have equity participation in the Company through the acquisition of Common Shares. The Company targets an award that results in approximately 50% of the value of a Named Executive Officer’s long-term incentive plan award being awarded in Performance Share Units, 25% in stock options and 25% in Restricted Share Rights.

Annually, the Chief Executive Officer proposes a long-term incentive plan award for executive officers in his presentation to the Human Resources Committee based on an approximate target award (as set out in table below), a comparison of the long-term compensation to a comparator group and such other factors as the Chief Executive Officer determines to be relevant. The Human Resources Committee considers the Chief Executive Officer’s recommendations in addition to the findings in Mercer’s report, in making its recommendation to the Board regarding any stock options and Performance Share Units to be granted. In addition, the Human Resources Committee considered the long-term award of stock options, Restricted Share Rights and Performance Share Units made in March 2021 compared to the Comparator Group for the Named Executive Officers.

As a result of the foregoing, the target awards and actual awards for 2021 long-term compensation expressed as a percentage of base salary were as follows:

2021 Long-Term Compensation Awards as a Percentage of Base Salary

	Randy V.J. Smallwood, President and CEO	Gary D. Brown, SVP, CFO	Curt D. Bernardi, SVP, Legal and Corporate Secretary	Haytham H. Hodaly SVP, Corporate Development	Patrick E. Drouin Senior Vice President, Sustainability and Investor Relations
Targeted Award Values
Stock Options Value	60%	47%	47%	47%	47%
Restricted Share Rights Value	60%	48%	48%	48%	48%
Performance Share Units Value	120%	95%	95%	95%	95%
Total	240%	190%	190%	190%	190%

Actual Award Values
Stock Options Value	60%	47%	47%	47%	48%
Restricted Share Rights	60%	47%	47%	47%	48%
Performance Share Units Value	120%	95%	95%	95%	95%
Total	240%	189%	189%	189%	191%

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[68]

2021 Stock Option Awards

As a result of the foregoing and on the recommendation of the Human Resources Committee, the Board granted stock options to the Named Executive Officers as set forth in the table below in March 2021.

For the purposes of the award of stock options made in March 2021 to the Named Executive Officers: (i) the grant date was the third trading day following the release of the 2020 financial results of the Company; and (ii) the exercise price for each option was determined to be equal to the closing price of the Common Shares on the TSX on the second trading day following the release of the 2020 financial results of the Company. For the award of options: (i) the vesting schedule is 1/3 of the award on each of the first, second and third anniversary of the date of the grant; and (ii) the stock options are exercisable for a seven-year period following the grant date. For further details regarding the terms of the Share Option Plan, see “Share Option Plan” at page 86.

The total number of stock options granted to the Named Executive Officers in 2021 represents approximately 0.04% of the Common Shares outstanding as of March 21, 2022.

Stock Option Awards

Name of Officer	Title of Officer	Number of Stock Options		Option Awards (2) (C$)
Randy V.J. Smallwood	President and Chief Executive Officer	63,130	(1)	676,170
Gary D. Brown	SVP and Chief Financial Officer	25,940	(1)	277,839
Curt D. Bernardi	SVP, Legal and Corporate Secretary	25,940	(1)	277,839
Haytham H. Hodaly	SVP, Corporate Development	25,940	(1)	277,839
Patrick E. Drouin	SVP, Sustainability and Investor Relations	18,850	(1)	201,896
		159,800		1,711,583

(1)	These stock options will vest as to one-third on each of March 16, 2022, March 16, 2023 and March 16, 2024, respectively. The exercise price for these stock options is C$49.86.

(2)	The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. Key assumptions and estimates used in the model include an expected average option life of 3 years, a discount rate based on the average yields of two year, three year and four year Government of Canada benchmark bonds and a volatility of 35% based on historical volatility of the stock price of the Company as traded on the TSX during the 30 month period immediately preceding the grant date.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[69]

2021 Restricted Share Right Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units” on page 68, the Board granted Restricted Share Units to the Named Executive Officers as set forth in the table below in March 2021.

Each Restricted Share Right entitles the holder to one Common Share on the later of (i) the end of a restricted period of time determined at the time of grant, and (ii) a date determined by a holder that is after the restricted period of time but at or before retirement or termination. Further details regarding Restricted Share Rights are and the Restricted Share Plan are described on page 89 under the heading “Restricted Share Plan”.

Grants of Restricted Share Rights have restricted periods that expire as to 1/3 on each of the first, second and third anniversary of the date of grant.

Restricted Share Right Awards

Name of Officer	Title of Officer	Number of RSUs ⁽¹⁾	RSU Award Value ⁽²⁾ (C$)
Randy V.J. Smallwood	President and Chief Executive Officer	13,560	676,101
Gary D. Brown	SVP and Chief Financial Officer	5,570	277,720
Curt D. Bernardi	SVP, Legal and Corporate Secretary	5,570	277,720
Haytham H. Hodaly	SVP, Corporate Development	5,570	277,720
Patrick E. Drouin	SVP, Sustainability and Investor Relations	4,050	201,933
		34,320	1,711,194

(1)	In respect of grants of Restricted Share Rights made in March 2021, the restricted periods expire as to one-third on each of March 16, 2022, March 16, 2023 and March 16, 2024, respectively.

(2)	Calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the TSX on March 15, 2021 of C$49.86) by the number of Restricted Share Rights awards. This is consistent with the accounting values used in the Company’s financial statements.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[70]

2021 Performance Share Unit Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units” on page 69, the Board granted Performance Share Units to the Named Executive Officers as set forth in the table below in March 2021.

Performance Share Units entitle the holder to a cash payment at the end of a specified performance period in an amount equal to the number of Performance Share Units held, multiplied by a multiplier as determined pursuant to certain specified performance criteria, multiplied by the fair market value of a Common Share as of the end of the performance period. Further details regarding the Performance Share Units and the Performance Share Unit Plan are described on page 89 under the heading “Performance Share Unit Plan”.

With respect to the particular award of Performance Share Units made in March 2021, the performance period is three years commencing March 16, 2021. The multiplier to apply at the end of the performance period is determined in accordance with the following table depending on the percentile that the total shareholder return of a Common Share (assuming reinvestment of all dividends) represents to the total shareholder return of the comparator group described below:

Wheaton Return Compared to Comparator Returns		Multiplier

•	performance below the 37.5th percentile	0%
•	threshold performance at the 37.5th percentile	50%
•	performance at the median (50th percentile)	100%
•	maximum performance at the 75th percentile	200%

The comparator group for the 2021 Performance Share Unit awards is comprised of: (i) the common shares of each of the following companies:

Agnico Eagle Mines Limited	Kirkland Lake Gold Ltd.
B2 Gold Corp.	Newcrest Mining Limited
Barrick Gold Corporation	Newmont Corporation
Centerra Gold Inc.	Osisko Gold Royalties
Franco-Nevada Corporation	Pan American Silver Corp.
Fresnillo plc	Royal Gold, Inc.
Hecla Mining Company	Sandstorm Gold Ltd.
Hochschild Mining plc	SSR Mining Inc.
Kinross Gold Corp.	Yamana Gold Inc.

and (ii) the silver and gold price (collectively, the “PSU Comparator Group”). Provision is made to address situations where a comparator ceases to exist, or ceases to be relevant, or the Human Resources Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Comparator group. For the 2022 year, it is anticipated that Kirkland Lake Gold Ltd. will be removed from the PSU Comparator Group as a result of the merger between Kirkland Lake Gold Ltd. and Agnico-Eagle Mines Limited completed in February 2022.

The PSU Comparator Group differs from the Comparator Group because of the different purposes for which the comparator groups are used. The PSU Comparator Group measures Company performance, with the result that the PSU Comparator Group is comprised of companies that are either royalty/streaming companies or silver mining companies of a similar size and complexity to the Company, and whose company performance the Company views as being comparable to its own. The Comparator Group, on the other hand, is used to benchmark Named Executive Officer base salary, annual performance-based cash incentives and long-term incentives, and is therefore intended to be more reflective of a comparator group with which the Company competes for employees and officers.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[71]

If the total shareholder return of a Common Share is greater than the lowest PSU Comparator Group return and less than the highest PSU Comparator Group return, then interpolation between the returns nearest to the total shareholder return of a Common Share will be used to determine the percentile achieved. Interpolation will also be used to determine the multiplier if the percentile that the total shareholder return of a Common Share represents is between the threshold performance (37.5th percentile) and the median or if such percentile is between the median and the maximum performance (75th percentile) range. The multiplier is capped at 100% if the total shareholder return of a Common Share for the performance period is negative.

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan – Stock Options, Restricted Share Rights and Performance Share Units” on page 68, the Board granted Performance Share Units to the Named Executive Officers as set forth in the table below in March 2021.

Performance Share Unit Awards

Name of Officer	Title of Officer	Number of PSUs ⁽¹⁾	PSU Award Value ⁽²⁾ (C$)
Randy V.J. Smallwood	President and Chief Executive Officer	27,120	1,352,203
Gary D. Brown	SVP and Chief Financial Officer	11,150	555,939
Curt D. Bernardi	SVP, Legal and Corporate Secretary	11,150	555,939
Haytham H. Hodaly	SVP, Corporate Development	11,150	555,939
Patrick E. Drouin	SVP, Sustainability and Investor Relations	8,100	403,866
		68,670	3,423,886

(1)	These Performance Share Units have a three-year performance period commencing March 16, 2021.

(2)	Calculated by multiplying the grant date fair value of the Performance Share Unit (being the closing price of the Common Shares on the TSX on March 15, 2021 of C$49.86). As PSUs are settled in cash, the accounting values used in the Company’s financial statements for determining the value of PSUs reflects the value of the anticipated settlement at the end of the associated performance period which is adjusted at the end of each reporting period to reflect fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Retirement Plans

For Canadian employees, the Company matches employee contributions to a registered retirement savings plan (“RRSP”) up to a maximum of 10% of base salary, or C$15,461, whichever is lower.

In addition, effective January 1, 2019, the Company adopted the SERP. Under the SERP, at the end of each year the Company will make a notional contribution to each Canada employee’s account equal to the lesser of (i) 18% of the excess, if any, of the difference between an employee’s earnings for the year and the earnings required to max out the RRSP limit for that year, and (ii) 10% (15% in the case of the CEO, President and Senior Vice Presidents) of an employee’s earnings for a year, less any amount contributed by the Company to the employee’s RRSP for that year. For purposes of the SERP, earnings are calculated based upon an employee’s base salary in respect of that year plus the target bonus for an employee under the annual performance-based cash incentive plan. The Company will accrue notional interest at the end of each year equal to the amount contributed to an employee’s account as of the end of the prior year multiplied by the annual average five-year Government of Canada benchmark bond yield. The SERP is an unfunded plan. The SERP provides that if an employee has been with the Company for at least five years, then upon cessation of the employee’s employment with the Company (whether as a result of termination, resignation, retirement or death), the employee will receive the amount in the employee’s account in 10 equal annual instalments, in a single lump sum, or in equal instalments over a one to nine year period, as determined by the employee. The notional amounts contributed into the accounts for the NEOs for the year ended December 31, 2021 are set out in the Summary Compensation Table on page 79.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[72]

As required under certain statutory provisions, in respect of certain employees of Wheaton International, contributions are made to a third-party plan (the “Caymanian Plan”). Amounts contributed under the Caymanian Plan are invested through the British Caymanian Pensions.

The Company does not have any other pension plans or other supplemental employee retirement plans.

Other Compensation – Perquisites

During the financial year ended December 31, 2021, none of the Named Executive Officers received perquisites that in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary, other than as disclosed in the Summary Compensation Table.

Executive Share Ownership Policy

The Company has adopted a policy (the “Executive Share Ownership Policy”) which requires certain officers of the Company to hold a minimum number of Common Shares equal to three times base salary for the CEO and two times base salary for all other NEOs. Under the Executive Share Ownership Policy:

•	the ownership requirement must be attained within four years of becoming an officer and must be maintained throughout their tenure as such an officer; and

•	in calculating Common Share holdings, the officer may include any Restricted Share Rights and Performance Share Units held but may not include any stock options held.

The Human Resources Committee will periodically review and make recommendations to the Board as to what level of shareholding requirement is appropriate under the Executive Share Ownership Policy.

The following table provides information regarding the share ownership, actual and required, for each Named Executive Officer as of December 31, 2021.

Executive Share Ownership Policy

	Share Ownership Requirement		Actual Share Ownership ⁽¹⁾
Name	Multiple of Base Salary	Ownership Requirement (C$)	Common Shares ⁽²⁾ (C$)	Restricted Share Rights ⁽³⁾ (C$)	Performance Share Units ⁽⁴⁾ (C$)	Total Ownership (C$)	Satisfied Ownership Requirement?
Randy V.J. Smallwood	Three times	3,381,000	15,426,376 (284,200 Shares)	1,273,680 (23,465 Rights)	10,503,587 (105,840 PSUs)	27,203,643	Yes
Gary D. Brown	Two times	1,170,000	1,816,372 (33,463 Shares)	523,531 (9,645 Rights)	4,317,896 (43,510 PSUs)	6,657,799	Yes
Curt D. Bernardi	Two times	1,170,000	320,252 (5,900 Shares)	1,164,035 (21,445 Rights)	4,317,896 (43,510 PSUs)	5,802,183	Yes
Haytham H. Hodaly	Two times	1,170,000	$Nil (Nil Shares)	523,531 (9,645 Rights)	4,317,896 (43,510 PSUs)	4,841,427	Yes
Patrick E. Drouin	Two times	850,000	$Nil (Nil Shares)	380,503 (7,010 Rights)	3,079,403 (31,080 PSUs)	3,459,906	Yes

(1)	Represents Common Shares, Restricted Share Rights (referred to as Rights in table above) and Performance Share Units (referred to as PSUs in the table above) beneficially owned by the respective officers, directly or indirectly, or over which control or direction is exercised as of December 31, 2021. The number of securities held by officers is to the knowledge of the Company based on information provided by the officers.

(2)	The value of the Common Shares is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2021 of C$54.28; and (ii) the weighted average acquisition cost of the Common Shares.

(3)	This column includes all Restricted Share Rights held, including Restricted Share Rights in respect of which the restricted period has expired but for which an officer has elected to defer receipt of the Common Shares. The value of the Restricted Share Rights is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2021 of C$54.28; and (ii) the closing price of the Common Shares one business day prior to the date of grant.

(4)	In accordance with the terms of the Executive Share Ownership Policy, the value of the Performance Share Units is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2021 of C$54.28 using the estimated performance factor based on information available at December 31, 2021 applied to the total number of Performance Share Units held (taking into account Performance Share Units granted in lieu of dividends on Performance Share Units held); and (ii) the closing price of the Common Shares one business day prior to the date of grant using a performance factor of 100% applied to the number of Performance Share Units originally awarded.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[73]

Market Value of Chief Executive Officer Share Ownership

The market value of the common shares, unexercised option-based awards and share-based awards of the Chief Executive Officer is as follows:

Ownership (1)	Common Shares	Unexercised Options	Restricted Share Rights	Performance Share Units
Number Held	284,200	501,040	23,465	105,840
Current Market Value (C$) (2)	17,091,788	13,865,800	1,411,185	11,637,541
Percentage of Total Current Market Value	39%	32%	3%	26%
Total Current Market Value (C$)				44,006,313

(1)	Represents total Common Shares, Restricted Share Rights and Performance Share Units beneficially owned by the Chief Executive Officer, directly or indirectly, or over which control or direction is exercised as of March 18, 2022. The number of securities held by Chief Executive Officer is to the knowledge of the Company based on information provided.

(2)	Current Market Value calculated as follows, and includes both vested and unvested awards:

(a)	For Common Shares, calculated using the closing price of the Common Shares on the TSX on March 18, 2022 of C$60.14;

(b)	For unexercised options, calculated using the closing price of the Common Shares on the TSX on March 18, 2022 of C$60.14 less the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on the exercise will depend on the value of the Common Shares on the date of exercise;

(c)	For Restricted Share Rights, calculated using the closing price of the Common Shares on the TSX on March 18, 2022 of C$60.14; and

(d)	For Performance Share Units, calculated using the current market value of the Common Shares on March 18, 2022 of C$60.14 and an estimated performance factor which is consistent with those used in the Company’s financial statements for the period ended December 31, 2021.

Policy Regarding Certain Financial Instruments

The Board has adopted a policy that restricts all directors, officers and Vice-Presidents of the Company from entering into certain financial instruments that are designed to hedge or offset a decrease in the market value of: (i) compensation paid in equity in the Company that has not yet vested; (ii) equity in the Company that the individual is required to hold to satisfy the requirements of the Executive or Director Share Ownership Policy; or (ii) any other equity in the Company if the individual does not hold the underlying equity.

Executive Compensation Claw Back Policy

The Board has adopted an executive compensation claw back policy. Under the policy, compensation paid by the Company to an executive may be clawed back if there is a restatement of financial results where the executive engaged in fraud or misconduct which caused the restatement and resulted in the executive receiving higher compensation than otherwise would have been received.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[74]

Consideration of Risk Associated with Executive Compensation

The Audit Committee has the overall responsibility to identify, review and assess significant business, political, financial and control risks and exposures, and as part of that general mandate, considers significant risks associated with the Company’s compensation policies and practices. However, without limiting or reducing the scope of the Audit Committee’s role and responsibilities with respect to risk, the Board has also charged the Human Resources Committee with a complementary responsibility to identify, review and assess risks specifically associated with the Company’s compensation policies and practices, in order to facilitate a more granular review of risk as part of the overall consideration of the Company’s compensation policies and practices.

In fulfilling its responsibilities, the Human Resources Committee’s is required to:

•	adopt such practices as may be appropriate to identify and mitigate any compensation program that could encourage an executive officer to take inappropriate or excessive risks;

•	review the compensation program with a view to identifying, reviewing and assessing any risks and developing a mitigation strategy if determined appropriate in the circumstances; and

•	identify any risks arising from the compensation program that are reasonably likely to have a material adverse effect on the Company.

The Human Resources Committee’s review of the Company’s compensation program is initiated through a detailed risk assessment of the compensation program prepared by management, which identifies risks associated with the Company’s compensation program and evaluates those risks on the basis of an impact assessment, likelihood of occurrence assessment, and an overall assessment of the effectiveness of the current compensation practice taking into account any mitigation strategies or practices. The Human Resources Committee members review that assessment based on their own expertise and knowledge of the Company’s compensation program.

As a result of the foregoing review, there were no aspects of the compensation program that were identified as being reasonably likely to have a material adverse effect on the Company. Contributing to that conclusion, a number of factors were identified that mitigated the potential for excessive risk taking, including:

Wheaton Risk Management Policy	Application	Why it is important
Balanced Approach to Compensation	Applies to executives and all employees	The Company has adopted a balanced compensation program consisting of base salary, retirement plan, bonus and long-term compensation which discourage inappropriate risk-taking
Significant Proportion of Long-term Compensation	Applies to executives and all employees	A significant portion of the Company’s compensation is paid in long-term compensation (50% for the CEO for the year ended December 31, 2020) which is designed to align the interests of management with the interests of the Company’s shareholders
Performance	Applies to executives and all employees	The Company relies on a number of corporate and personal performance metrics for payouts under the annual performance-based cash incentive
Caps on Compensation	Applies to executives and all employees	The Company has adopted caps on non-equity performance awards and the number of performance share units vesting, each equal to 200%
Claw Back Policy	Applies to executives	Compensation may be clawed back if there is a restatement of financial results where the executive engaged in fraud or misconduct which caused the restatement and resulted in the executive receiving higher compensation than otherwise would have received

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[75]

Wheaton Risk Management Policy	Application	Why it is important
Anti-Hedging Policy	Applies to executives, directors and Vice-Presidents	The Company prohibits entering into hedging transactions with the Company’s common shares
Oversight and Human Resources Committee Discretion	Applies to executives	The Company has strong governance practices and oversight of the compensation program, together with Human Resources Committee discretion with respect to payouts under the annual performance-based cash incentive and other elements of the compensation program
Executive Share Ownership	Applies to executives	The Company requires holding common shares equal in value to 3x base salary for CEO and 2x salary for other executives

Succession Planning for President and Chief Executive Officer

The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, and the Human Resources Committee is responsible for providing recommendations to the Board on succession planning for the President and Chief Executive Officer.

The Human Resources Committee formally considers succession planning for the President and Chief Executive Officer at meetings held in March of each year.

The Board recognizes that succession planning at the Company is challenged by the limited number of employees the Company has. The Company has a total of 44 employees as of March 21, 2022, including 15 employees of Wheaton International located in the Cayman Islands. Ultimately, an external hire may be necessary for the President and Chief Executive Officer role depending on the circumstances at the time of the vacancy. The Board seeks opportunities to interact with and develop potential eventual internal successors. The Board also encourages all employees to engage in professional development and training to improve their skills and abilities.

Pay for Performance Alignment

As the most significant element of compensation paid to executives is provided in the form of equity compensation, which is intended to align with shareholder experience, the Company believes there is a strong link between executive compensation and Company performance. The chart below provides a comparison between three-year total shareholder return and the reported Summary Compensation Table pay for the CEO of the Company for the most recent year ended December 31, 2021, as compared with the Comparator Group. Where some of the 2021 reported Summary Compensation Table pay for the Comparator Group was not publicly available as of the date of this management information circular, for purposes of comparing Summary Compensation Table pay, reported Summary Compensation Table Pay for the 2020 financial year of the Comparator Group was used. Total shareholder return was calculated over a three-year period ended December 31, 2021 and assumes reinvestment of dividends paid during the period.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[76]

2021 Summary Compensation Table Pay & Three Year Total Shareholder Return

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2016 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[77]

	Dec. 2016	Dec. 2017	Dec. 2018	Dec. 2019	Dec. 2020	Dec. 2021
Wheaton Precious Metals Corp.	100.00	108.92	106.38	156.54	217.66	225.34
S&P/TSX Composite Index	100.00	109.10	99.40	122.14	128.98	161.34
S&P/TSX Global Mining Index	100.00	117.42	113.62	142.49	181.05	193.58

The performance graph illustrates that Wheaton has overall outperformed both the S&P/TSX Global Mining Index (“Global Mining Index”) and the S&P/TSX Composite Index over the five most recently completed financial years of the Company. Wheaton’s performance has outperformed the S&P/TSX Composite Index and the Global Mining Index over the period.

While share price is an important factor in Wheaton’s target corporate performance, the Human Resources Committee recognizes that management has little ability to influence commodity prices (which have a significant impact on the Company’s share price performance) and therefore does not place undue emphasis on share price performance in its evaluation of NEO performance. Other factors, as set out above under “Overview of How Compensation Program Fits with Compensation Goals” play a more significant role in the determination of executive compensation, including actions and decisions by management that support overall business strategy and operation of the business.

The Company’s share price performance does, however, have a significant impact on the NEO’s net realizable pay. A significant portion of the NEO total compensation is paid in long term incentive plan awards (43% of the CEO’s total compensation in 2021), the value of which will vary depending on the share price performance of the Company.

Net Realizable Pay

The Company has included additional information showing the Chief Executive Officer’s realizable pay in the graph below. Realizable pay adjusts the calculation of compensation set out in the Summary Compensation Table to reflect the actual value of compensation realizable as at December 31, 2021 rather than grant-date value. The Company believes that the net realizable pay disclosure provides shareholders with an additional tool for evaluating pay of Named Executive Officers as it reflects the amount that is actually realizable by a Named Executive Officer. To assist with understanding the difference between the compensation set out in the Summary Compensation Table and the net realizable pay, the Company has also included the value of the Common Shares at the year-end for each of the periods in the graph below.

For the purposes of net realizable pay, the Company has made adjustments as follows:

Compensation Element	Net Realizable Pay Disclosure Adjustment
Salary	None
Annual Incentive Plan (Cash Bonuses)	None
Share-Based Awards (PSUs)	Based on information available as of the date of this management information circular. The value is based upon PSU payouts for PSU awards that have vested. For PSU awards that have not vested, the value is calculated using the closing price of the Common Shares on March 18, 2022 and an estimated performance factor which is consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2021.
Share-Based Awards (RSUs)	The value for RSUs is calculated using the closing price of the Common Shares on the TSX as of March 18, 2022 in the case of RSUs granted that remain outstanding as of March 18, 2022; and as of the date of release in the case of RSUs granted but released prior to March 18, 2022.
Option-Based Awards	The value of options granted in any year is calculated based on the difference between the closing price of Common Shares on the TSX and the exercise price: (i) as of March 18, 2022 in the case of options granted that remain outstanding as of March 18, 2022; and (ii) as of the date of exercise in the case of options granted but exercised prior to March 18, 2022.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[78]

Five Year Net Realizable Pay, Summary Compensation Table Pay and Common Share prices – Chief Executive Officer

$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$-
$12,917,946
$54.28
$53.16
$11,486,176
$11,446,211
$9,844,298
$38.64
$7,473,591
$27.79
$26.65
$6,332,895
$5,988,282
$5,827,975
$5,284,135
$4,595,615
2017
2018
2019
2020
2021
Year End Common Share Prices
Summary Compensation Table Pay
Net Realizable Pay

As illustrated above, net realizable pay for the years 2017 through 2020 was considerably higher for all periods than the reported total compensation for the Chief Executive Officer as set out in the Summary Compensation Table, reflecting the significant impact of the increase in the price of the Common Shares on the realizable value of share-based and option-based awards. The price of the Common Shares increased by more than double from 2017 to 2020. With respect to 2021, a decrease in the realizable value from share-based and option-based awards, as a result of the increase in the prices of Common Shares at the time of the grant of such awards, led to a significant decline in net realizable pay.

Summary Compensation Table

The following table provides information for the three most recently completed financial years ended December 31, 2021, 2020 and 2019 regarding compensation earned by each of the Named Executive Officers.

The aggregate total compensation paid to the Named Executive Officers represented 2% of the net earnings of the Company for the year ended December 31, 2021, or approximately 2% of the adjusted net earnings of the Company for the year ended December 31, 2021.

Adjusted net earnings is a non-IFRS measure. Please See “Non-IFRS Measures” in Schedule B to this management information circular.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[79]

Summary Compensation Table (1)(7)

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary (C$)	Share-based Awards (2) (C$)	Option-based awards (3) (C$)	Annual incentive plans (4)	Long-term incentive plans	Defined contribution plans (C$) (5)	All other compensation (C$) (6)	Total compensation (C$)
Randy V.J. Smallwood President and Chief Executive Officer	2021	1,127,000	2,028,304	676,170	2,129,400	-	372,021	-	6,332,895
	2020	1,105,000	1,989,121	523,763	1,892,400	-	317,691	-	5,827,975
	2019	1,073,000	1,931,345	716,440	1,254,700	-	308,650	-	5,284,135
Gary D. Brown SVP and Chief Financial Officer	2021	585,000	833,659	277,839	857,700	-	158,714	-	2,712,912
	2020	574,000	818,006	215,428	748,000	-	136,115	-	2,491,550
	2019	557,000	793,613	294,414	548,800	-	132,962	-	2,326,789
Curt D. Bernardi SVP, Legal and Corporate Secretary	2021	585,000	833,659	277,839	857,700	-	158,714	-	2,712,912
	2020	574,000	818,006	215,428	748,000	-	136,115	-	2,491,550
	2019	557,000	793,613	294,414	533,500	-	132,962	-	2,311,489
Haytham H. Hodaly SVP, Corporate Development	2021	585,000	833,659	277,839	857,700	-	158,714	-	2,712,912
	2020	574,000	818,006	215,428	748,000	-	136,115	-	2,491,550
	2019	557,000	793,613	294,414	497,900	-	132,962	-	2,275,889
Patrick E. Drouin SVP, Sustainability and Investor Relations	2021	425,000	605,799	201,896	524,700	-	101,141	-	1,858,536
	2020	417,000	594,427	156,478	434,700	-	85,291	-	1,687,896
	2019	386,000	550,260	204,039	299,600	-	79,390	-	1,519,289

(1)	All compensation in this Summary Compensation Table is paid in Canadian dollars. Mr. Smallwood does not receive any additional compensation relating to his role as a director.
(2)	The amounts in this column represent the combined value of the Performance Share Units and Restricted Share Rights which were granted during the years in question. Restricted Share Rights are settled in Common Shares on the later of (i) the end of a restricted period of time determined at the time of the grant, and (ii) a date determined by a holder that is after the restricted period of time but before retirement or termination. The amounts in this column relating to Restricted Share Rights are calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Restricted Share Rights awards. This is consistent with the accounting values used in the Company’s financial statements. Performance Share Units are paid out in cash following a three-year performance period, based on the fair market value of a Common Share as at the end of the performance period and the achievement of certain performance criteria during such time. The amounts in this column relating to Performance Share Units are calculated by multiplying the grant date fair value of the Performance Share Units (being the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Performance Share Units awarded. As PSUs are settled in cash, the accounting values used in the Company’s financial statements for determining the value of Performance Share Units reflects the value of the anticipated settlement at the end of the associated performance period which is adjusted at the end of each reporting period to reflect fair market value of common shares and the number of Performance Share Units anticipated to vest based on the anticipated performance factor.

(3)	The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. Key assumptions and estimates for all employees used in the model include an average expected option life of 3 years for 2021 (2.5 years for 2020 and 2019), a discount rate based on the average yields of 2 year, 3 year and 4 year Government of Canada benchmark bonds (2 year and 3 year Government of Canada benchmark bonds for 2020 and 2019) and a volatility of 35% for 2021 (30% for 2020 and 2019), which is based on the historical volatility of the stock price as traded on the TSX of the Company during the 30 month period immediately preceding the grant date.

(4)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments are generally made by April 15 of the following financial year.

(5)	Amounts in this column represent notional amounts contributed to the NEO’s account under the SERP.

(6)	The value of all perquisites for each Named Executive Officer did not exceed the lesser of C$50,000 and 10% of the total salary of such Named Executive Officer in 2021, and are therefore not included in “All other compensation” as permitted under Canadian securities laws. All perquisites have a direct cost to the Company and were valued on this basis.

(7)	Please see table “Value Vested or Earned During the Financial Year Ended December 31, 2021” for details on Performance Share Units, Restricted Share Rights and Options vesting during the year ended December 31, 2021.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[80]

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2021.

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (1) (C$)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (3) (C$)	Market or payout value of vested share-based awards not paid out or distributed (3) (4) (C$)
	108,000	27.51	24-Mar-22	2,891,160	105,840 PSUs	10,424,855	Nil
	114,610	26.24	26-Mar-23	3,213,664	23,465 RSUs	1,273,680	Nil
Randy V.J. Smallwood	121,210	32.93	25-Mar-24	2,587,833
	94,090	33.47	16-Mar-25	1,958,013
	63,130	49.86	16-Mar-26	279,035
	22,150	27.51	24-Mar-22	592,955	43,510 PSUs	4,285,523	Nil
	47,050	26.24	26-Mar-23	1,319,282	9,645 RSUs	523,531	Nil
Gary D. Brown	49,810	32.93	25-Mar-24	1,063,443
	38,700	33.47	16-Mar-25	805,347
	25,940	49.86	16-Mar-26	114,655
Curt D. Bernardi	47,050	26.24	26-Mar-23	1,319,282	43,510 PSUs	4,285,523	Nil
	49,810	32.93	25-Mar-24	1,063,443	9,645 RSUs	523,531	640,504
	38,700	33.47	16-Mar-25	805,347
	25,940	49.86	16-Mar-26	114,655
Haytham H. Hodaly	47,050	26.24	26-Mar-23	1,319,282	43,510 PSUs	4,285,523	Nil
	49,810	32.93	25-Mar-24	1,063,443	9,645 RSUs	523,531	Nil
	38,700	33.47	16-Mar-25	805,347
	25,940	49.86	16-Mar-26	114,655
Patrick E. Drouin	32,670	26.24	26-Mar-23	916,067	31,080 PSUs	3,055,690	Nil
	34,520	32.93	25-Mar-24	737,002	7,010 RSUs	380,503	Nil
	28,110	33.47	16-Mar-25	584,969
	18,850	49.86	16-Mar-26	83,317

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2021 of C$54.28 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	This column reflects PSUs and RSUs for which the vesting period had not yet expired as of December 31, 2021.

(3)	In relation to RSUs, the figures in this column are calculated using the closing price of the Common Shares on the TSX on December 31, 2021 of C$54.28. In relation to PSUs, the figures in this column are calculated using the fair market value of the Common Shares at December 31, 2021 and an estimated performance factor which is consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

(4)	This column reflects RSUs for which the vesting period has expired and for which the holder has irrevocably elected to defer receipt of the Common Shares beyond December 31, 2021.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[81]

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended December 31, 2021.

Value Vested or Earned During the Financial Year Ended December 31, 2021

Name	Option-based awards – Value vested during the year (C$)	Share-based awards – Value vested during the year (1) (C$)	Non-equity incentive plan compensation – Value earned during the year (2) (C$)
Randy V.J. Smallwood	1,667,416	4,637,587	945,806
Gary D. Brown	685,491	1,904,050	388,806
Curt D. Bernardi	685,491	1,904,050	388,806
Haytham H. Hodaly	685,491	1,904,050	388,806
Patrick E. Drouin	485,637	1,321,623	276,247

(1)	This represents PSUs vesting and paid during the financial year ended December 31, 2021.

(2)	This represents RSUs vesting and underlying Common Shares sold during the financial year ended December 31, 2021.

The following table provides information regarding the value of stock options exercised by each Named Executive Officer during the financial year ended December 31, 2021.

Stock Options Exercised During the Financial Year Ended December 31, 2021

Name	Number of Options Exercised	Option Exercise Price (C$)	Value Realized (C$)
Randy V.J. Smallwood	250,000	23.26	6,517,000	(1)
Gary D. Brown	-	-	-
Curt D. Bernardi	44,300	27.51	1,303,767	(1)
Haytham H. Hodaly	-	-	-
Patrick E. Drouin	30,700	27.51	795,824	(1)

(1)	Calculated using the applicable sale price of the Common Shares acquired on exercise of any stock options if any of the Common Shares were immediately sold following exercise on a particular day (or the closing price of the Common Shares on the TSX as of the day before the exercise if none of the Common Shares acquired on exercise of any stock options on a particular day were not immediately sold following exercise) and subtracting the exercise price of stock options.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[82]

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of Messrs. Smallwood, Brown, Bernardi, Hodaly and Drouin which are summarized below.

A “Change of Control” is defined in these employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

The applicable Change of Control provisions for the Named Executive Officers are “double-trigger” because they require a Change of Control and the termination or effective termination of the NEO.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Randy V.J. Smallwood

Mr. Smallwood’s employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Smallwood receives comparable benefits from another source. This severance payment is to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of two triggering events (the “Double Trigger Events”) being: (A) a change of control of the Company (a “Change of Control” as defined below); and (B) that within six months of such Change of Control: (i) the Company gives notice of its intention to terminate Mr. Smallwood for any reason other than just cause; or (ii) Mr. Smallwood elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

Gary D. Brown

The employment agreement for Mr. Brown provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Brown further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the precious metals sector; (ii) enter into any discussions or negotiations with any party who has made a proposal to the Company during his employment with the Company; or (iii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[83]

Curt D. Bernardi

The employment agreement for Mr. Bernardi provides for a severance payment of twelve months’ salary and bonus entitlement, plus two additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the greater of the target annual bonus for Mr. Bernardi or the bonus actually received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. Upon a Change of Control, the employment agreement for Mr. Bernardi provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if: (a) he is dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Bernardi further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the metals sector; or (ii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Haytham H. Hodaly and Patrick E. Drouin

The employment agreements for Messrs. Hodaly and Drouin provide for a severance payment of twelve months’ salary and bonus entitlement, plus one additional month of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which such named employee is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the target bonus for the number of months for which such employee is entitled to a termination allowance. Upon a Change of Control, the employment agreements for Mr. Hodaly and Mr. Drouin provide for a severance payment of two years’ salary, plus two times his annual bonus at target, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if: (a) he is dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreements for Messrs. Hodaly and Drouin further provide that during such employee’s employment and following employment for the period to which such employee was entitled to, or would have been entitled to, a termination allowance as described above, he will not be employed by, engaged by, interested in or involved in, either directly or indirectly, whether as principal, agent, employee, consultant, director, officer, shareholder, advisor, lender, financier or otherwise, any person or business: (i) engaged in or whose business includes metal streaming agreements; or (ii) that explores, acquires, leases or options any mineral property any portion of which lies within 10 kilometres of any property which the Company has an interest in or any property of a person in respect of which such person has made a proposal to the Company during his employment with the Company.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[84]

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers if terminated without cause on December 31, 2021, or if, upon the occurrence of the Double Trigger Events (see description of employment contracts above for further details regarding Double Trigger Events).

	Severance Period (# of months)		Base Salary (C$)	Bonus Target Value (C$)	Benefits Uplift (1) (C$)	Total Incremental Payment (C$)
Randy V.J. Smallwood	36		3,381,000	5,677,200	157,130	9,215,330
Gary D. Brown	24		1,170,000	1,496,000	44,438	2,710,438
Curt D. Bernardi	24	(2)	1,170,000	1,496,000	25,875	2,691,875
Haytham H. Hodaly	22	(2)	1,072,500	1,018,875	72,000	2,163,375
Haytham H. Hodaly	2	(3)	97,500	92,625	-	190,125
Patrick E. Drouin	21	(2)	743,750	340,000	38,577	1,122,327
Patrick E. Drouin	3	(2)	106,250	340,000	-	446,250
TOTALS			7,741,000	10,460,700	338,020	18,539,720

(1)	Amounts in this column reflect accrued vacation allowance as of December 31, 2021.

(2)	This represents the entitlement the NEO would have received if terminated without cause on December 31, 2021, without a change of control having occurred.

(3)	This represents the additional entitlement the NEO would have received following the occurrence of the Double Trigger Events (see description of employment contracts above for further details regarding Double Trigger Events).

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[85]

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance under compensation plans as of the financial year ended December 31, 2021.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights (2) (C$)	Number of securities remaining available for future issuance under equity compensation plans (3)
Equity compensation plans approved by security holders	2,055,555	28.54	3,397,691
Equity compensation plans not approved by security holders	Nil	n/a	n/a
Total	2,055,555	28.54	3,397,691

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and Restricted Share Rights. This table does not include warrants issued as part of the acquisition from Vale of 70% of the gold production from certain of its mines located in Canada for a period of 20 years. Under that transaction, on February 28, 2013 the Company issued warrants to Vale to purchase 10,000,000 Common Shares at a price of $65.00 per Common Share. On August 16, 2016, in connection with the Company’s second amendment to the Salobo gold interest, the exercise price of these warrants was lowered from US$65.00 to US$43.75 per Common Share. The warrants expire February 28, 2023.

(2)	Where priced in United States dollars, converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7888, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2021.

(3)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 21,000,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 2,000,000.

Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers and consultants, to have equity participation in the Company through the acquisition of Common Shares. Non-executive directors are not eligible to participate in the Share Option Plan. The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007, May 21, 2009, May 9, 2014 and November 9, 2016. A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

The Company had 450,863,952 issued and outstanding Common Shares on December 31, 2021 and 451,108,920 issued and outstanding Common Shares on March 21, 2022 and the aggregate maximum number of Common Shares that may be issued under the Share Option Plan is 21,000,000, representing approximately 4.7% of the Company's issued and outstanding Common Shares at December 31, 2021 and 4.7% of the Company’s issued and outstanding Common Shares at March 21, 2022. As at December 31, 2021, options to purchase an aggregate of 1,705,497 Common Shares, representing approximately 0.4% of the issued and outstanding Common Shares, were outstanding under the Share Option Plan and 16,747,329 Common Shares have been issued upon exercise of options granted under the Share Option Plan. This leaves 2,547,174 Common Shares, representing approximately 0.6% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan. The total number of stock options granted to the Named Executive Officers in 2021 represents approximately 0.04% of the Common Shares outstanding as of March 21, 2022. The total number of stock options granted in 2021 (including to Named Executive Officers) represents approximately 0.07% of the Common Shares outstanding as of March 21, 2022. Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan. However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan. The annual burn rate of the Share Option Plan for each of the Company’s most recently completed fiscal years is as follows:

Share Option Plan	2019	2020	2021
Number of stock options granted during fiscal year	583,500	451,110	317,560
Weighted average number of shares outstanding	446,021,000	448,694,000	450,138,000
Annual Burn Rate	0.13%	0.10%	0.07%

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[86]

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security-based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security-based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period determined by the Board, not to exceed ten years, subject to extension if they would otherwise expire during, or on or before the date which is two trading days after the last day of a blackout period (see below for further details). All currently outstanding options are exercisable for a period of (i) five years from the date of the award in respect of options granted before on or before December 31, 2020, and (ii) seven years from the date of the award in respect of options granted after December 31, 2020. The vesting of stock options is at the discretion of the Board. At December 31, 2021, 541,905 of the outstanding options issued under the Share Option Plan remained unvested. In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions. All grants of stock options made after December 31, 2020 have a seven-year term with a vesting schedule of 1/3 on each of the first, second and third anniversary of the date of grant. Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable: (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death. Under the terms of the option plan, the Company is not permitted to re-price any issued and outstanding options to a lower exercise price.

Subject to receipt of requisite shareholder and regulatory approval, the Board may make, among other amendments, the following amendments to the Share Option Plan: (a) change the maximum number of Common Shares issuable under the Share Option Plan; (b) change the definition of eligible participants which would have the potential of broadening insider participation; (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants; (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Share Option Plan reserve; (e) add a deferred or restricted share rights or any other provision which results in participants receiving securities while no cash consideration is received by the Company; (f) discontinue the Share Option Plan; and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants at the expense of the Company and its shareholders. In addition, the Board may not amend the Stock Option Plan to allow for re-pricing of outstanding options without obtaining both shareholder and regulatory approval.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[87]

Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make any other amendments to the Share Option Plan including: (a) amendments to the vesting provisions of a security of the Share Option Plan; (b) amendments to the termination provisions of a security of the Share Option Plan which does not entail an extension beyond the original expiry date; and (c) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.

The Share Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during, or on or before the date which is two trading days after the last day of such a blackout.

Performance Share Unit Plan

The Company’s performance share unit plan (the “PSU Plan”) was approved by the Board in March 2011 and has been amended by the Board effective March 21, 2018. Under the March 21, 2018 amendment (i) declared dividends payable on outstanding Performance Share Units will be payable in cash at the end of the expiry of the performance period rather than by the issuance of further Performance Share Units, (ii) leaves of absences will result in an adjustment to new Performance Share Unit awards rather than adjusting the amount payable in cash at the end of the expiry of the performance period for outstanding Performance Share Units, and (iii) certain other administrative changes were made. Shareholder approval was not required for this amendment in accordance with the terms of the PSU Plan.

The PSU Plan provides a framework for the issuance of performance share units (“Performance Share Units” or “PSUs”) which entitle the holder to a cash payment at the end of a specified performance period equal to the number of Performance Share Units granted, multiplied by a performance factor, and multiplied by the fair market value of a Common Shares at the expiry of the performance period. The specific elements of the PSU Plan are described in more detail below, and the specific elements of the award made to the Named Executive Officers in 2021 are described under the heading “2021 Performance Share Unit Awards” on page 71.

The PSU Plan provides that PSUs may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the PSU Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the PSU Plan for grants of PSUs to certain of the employees and officers of the Company.

There is no maximum number of PSUs that may be issued. The PSU Plan is for non-U.S. participants only and is settled in cash only, not Common Shares. As at March 21, 2022, an aggregate of 129,140 PSUs were issued and outstanding.

The Committee determines the terms and conditions of each award of PSUs at the time of the award, establishing the number of PSUs to be awarded to each participant, the performance period, the performance criteria, and any other terms and conditions the Committee may deem appropriate or necessary.

Each PSU entitles the holder to a cash payment equal to the fair market value of a Common Share at the end of the specified performance period multiplied by the applicable multiplier. The multiplier is determined according to the performance criteria established by the Committee at the time of the initial award of PSUs, but may not exceed 200%.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[88]

In the event of a participant’s: (i) retirement or termination during a performance period, any PSUs automatically terminate, unless otherwise determined by the Committee; (ii) death during a performance period, any PSUs accelerate with performance being calculated as of the quarter end before the date of death if the performance criteria is based on financial statements, or the day before the date of death if the performance criteria is based on any other metric; (iii) disability, any PSUs continue to vest according to the PSU Plan terms.

Any dividends declared on Common Shares will result in an increase to the amount payable in cash at the end of the expiry of the performance period.

In the event of a change of control, unless the Board determine otherwise, any PSUs will be converted into a cash value based on the performance criteria with performance being calculated as of the quarter end before the date of the change of control if the performance criteria is based on financial statements, or the day before the change of control if the performance criteria is based on any other metric. The cash value may, at the option of the Board, either be converted into shares of the acquiror or remain denominated as a dollar amount, to be paid out in either case in cash at the end of the original performance period, subject to certain accelerating events.

Under the PSU Plan, the Board may from time to time amend the terms of the PSU Plan, provided that the amendment does not adversely affect a participant with respect to any PSUs previously awarded.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005 and was subsequently amended by the Board on June 6, 2006 and May 9, 2017. On May 17, 2017 the Company received TSX acceptance for certain amendments to the Company’s Restricted Share Plan. Previously, restricted share rights (the “Restricted Share Rights” or “RSUs”) that vested and were deferred to retirement/termination or to a date following retirement/termination, were paid out at retirement/termination with no option to extend. As a result of the May 9, 2017 amendment, any outstanding RSUs can be extended at termination/retirement beyond retirement/termination with the consent of the Board of Directors. Shareholder approval was not required for this amendment in accordance with the terms of the Restricted Share Plan. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer (see “Director Compensation” above for details) and to employees of the Company (see “Compensation Discussion and Analysis” above for details of awards to Named Executive Officers). The aggregate maximum number of Common Shares that may be issued under the Restricted Share Plan is 2,000,000, representing approximately 0.4% of the issued and outstanding Common Shares as at December 31, 2021 and 0.4% of the issued and outstanding Common Shares as at March 21, 2022. An aggregate of 350,058 Restricted Share Rights, representing approximately 0.08% of the issued and outstanding Common Shares, were outstanding as at December 31, 2021 under the Restricted Share Plan and 799,425 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 850,517 Restricted Share Rights, representing approximately 0.2% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan as of December 31, 2021. The annual burn rate of the Restricted Share Plan for each of the Company’s most recently completed fiscal years is as follows:

Restricted Share Plan	2019	2020	2021
Number of RSUs granted during fiscal year	132,620	132,960	96,680
Weighted average number of shares outstanding	446,021,000	448,694,000	450,138,000
Annual Burn Rate	0.03%	0.03%	0.02%

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[89]

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right converts into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right. The Board approved changes so that grants of Restricted Share Rights made after December 31, 2020 have restricted periods that expire as to 1/3 on each of the first, second and third anniversary of the date of grant.

Canadian participants seeking to set or change a Deferred Payment Date must give the Company at least 30 days notice prior to the expiration of the Restricted Period in order to effect such change.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. Previously, Restricted Share Rights that vested and were deferred to retirement/termination or to a date following retirement/termination, were paid out at retirement/termination with no option to extend. As a result of the May 9, 2017 amendment, any outstanding RSUs can be extended at termination/retirement beyond retirement/termination with the consent of the Board of Directors. Otherwise, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[90]

Other Information

Indebtedness of Directors and Executive Officers

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2021, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No: (a) director or executive officer of the Company who has held such position at any time since January 1, 2021; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Since January 1, 2021, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. See “Committees of the Board – Related Party Transactions” on page 41 for further details.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[91]

Appointment of Auditors

At the Meeting, shareholders will be asked to approve an ordinary resolution for the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution. Deloitte LLP, Independent Registered Public Accounting Firm, was first appointed as auditors of the Company on September 24, 2004.

Fees billed by Deloitte LLP, Independent Registered Public Accounting Firm, in respect of services in 2020 and 2021 are detailed below:

Auditor Fees

	2020 (1) (C$)	2021 (1) (C$)
Audit Fees (2)	1,055,276	1,023,618
Audit-Related Fees	-	-
Tax Fees (3)	26,865	21,335
All Other Fees (4)	-	14,245
TOTAL	1,082,141	1,059,198

(1)	Audit fees are paid in Canadian dollars.

(2)	Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with regulatory filings or engagements.

(3)	Tax fees were paid for tax related compliance and advisory services.

(4)	All Other Fees primarily relate to cyber security risk advisory services.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[92]

Special Matters

Say on Pay Advisory Vote

In March, 2013, the Board adopted a policy relating to executive compensation, known as “Say on Pay”, to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company through an annual advisory vote.

The Company will disclose the results of the vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies for the Company. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods. In the event that a significant number of shareholders oppose the resolution, the Board will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board (or why no changes will be made).	At the Company’s last annual and special meeting of shareholders held on May 14, 2021, over 93% of votes cast were voted in favour of the Company’s non-binding resolution on executive compensation.

The Board recognizes that “Say on Pay” policies are evolving in Canada and globally and will undertake reviews to determine if the policy is effective in achieving its objectives. The Board believes that it is important to have constructive engagement with its shareholders to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes.

At the Meeting, the shareholders of the Company will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in this management information circular delivered in advance of the Meeting.”

The Board and management recommend the adoption of the above resolution. To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[93]

Shareholder Engagement & Contacting Board of Directors

Shareholder Engagement & Contacting the Board of Directors

We recognize the importance of engagement with our shareholders and all stakeholders. During 2021, over 90% of our engagement was virtual due to the continuing COVID-19 pandemic restrictions. We engaged with shareholders and other stakeholders through a number of avenues, including the following:

Wheaton Event	Wheaton Engagement	Who does Wheaton engage and what are topics?
Calls, Discussions & Meetings	Senior Management	We hold meetings and discussions with retail shareholders as well as institutional investors throughout the year to provide public information on our business and operations
Presentation Panels & Webinars	Senior Management	We attend presentation panels and produce webinars throughout the year to provide information on our business and operations and our perspectives on global issues of issue to Wheaton
Investor Presentations	Directors/Senior Management	We attend and present at investor presentations throughout the year to provide information on our business and operations
Governance Engagement	Directors	We respond to and provide insight into our governance practices with shareholder advocacy groups as requested
Investor Day	Senior Management/Mining Partners	Investors and analysts are invited to attend presentations by Senior Management and Wheaton’s mining partners
News Releases	Senior Management	Released throughout the year to report on material changes as well as upcoming events and important dates (including dates of release of financial results)
Quarterly conference call	Senior Management	Open to all investors, we review our most recent financial results
Annual General Meeting	Directors/Senior Management	Open to all investors

We value shareholder, employee and other interested party opinions, concerns and feedback. We invite you to communicate directly as follows:

	Board Matters	Executive Compensation Matters	Governance Practices
Who	Chair of the Board	Chair of the Human Resources Committee	Chair of the Governance and Sustainability Committee
Telephone	604-639-9884 or toll free at 1-866-696-3066	604-639-9884 or toll free at 1-866-696-3066	604-639-9884 or toll free at 1-866-696-3066
Email	board@wheatonpm.com	humanresources@wheatonpm.com	governance@wheatonpm.com
Letter/Mail	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Board of Directors	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Human Resources Committee	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3 Attention: Chair of the Governance and Sustainability Committee

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[94]

Additional Information

Additional Information

Additional information relating to the Company can be found at the Company’s website at www.wheatonpm.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2021 which can be found on SEDAR at www.sedar.com. Shareholders may also contact the Senior Vice President, Sustainability and Investor Relations of the Company by phone at 604-639-9504 or toll free at 1-800-380-8687, or by e-mail at info@wheatonpm.com to request copies of these documents.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Randy V.J. Smallwood”
Randy V.J. Smallwood
President and Chief Executive Officer

Vancouver, British Columbia

March 21, 2022

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[95]

Schedule “A” – Charter of the Board of Directors

I.            INTRODUCTION

A.	The Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.            COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors.

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.            DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;
(ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;
(iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;
(iv)	assessing the adequacy and form of director compensation;
(v)	assuming responsibility for the Company’s governance practices;
(vi)	establishing new director orientation and ongoing director education processes;
(vii)	ensuring that the independent directors meet regularly without executive directors and management present;
(viii)	setting the terms of reference for the Board; and
(ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

(i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;
(ii)	appoint the CEO and plan CEO succession;
(iii)	set terms of reference for the CEO;
(iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;
(v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;
(vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;
(vii)	set the CEO’s compensation;
(viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;
(ix)	approve decisions relating to senior management, including:

(a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;
(b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[96]

Schedule “A” – Charter of the Board of Directors

(c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and
(d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(x)	approve certain matters relating to all employees, including:

(a)	the Company’s broad compensation strategy and philosophy;
(b)	new benefit programs or material changes to existing programs; and

(xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

(i)	adopt and periodically review a strategic planning process for the Company;
(ii)	participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;
(iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;
(iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;
(v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and
(vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

(i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
(ii)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;
(iii)	declare dividends;
(iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;
(v)	approve the incurring of any material debt by the Company outside the ordinary course of business;
(vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and
(vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

(i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;
(ii)	approve any plans to hedge sales; and
(iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

(i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;
(ii)	approve and act as the guardian of the Company’s corporate values, including:

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[97]

Schedule “A” – Charter of the Board of Directors

(a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;
(b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and
(c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and

(iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
(ii)	approve and periodically review the Company’s communications policy;
(iii)	ensure the Board has measures in place to receive feedback from shareholders;
(iv)	approve interaction with shareholders on all items requiring shareholder response or approval;
(v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
(vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;
(vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;
(viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and
(ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.            GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

(i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
(ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

(i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

(a)	to disclose conflicts of interest;
(b)	not to appropriate or divert corporate opportunities;
(c)	to maintain confidential information of the Company and not use such information for personal benefit; and
(d)	disclose information vital to the business of the Company in the possession of a director;

(ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and
(iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[98]

Schedule “B” – Non IFRS Measures

Non-IFRS Measures

Wheaton has included, in this document, a non-IFRS performance measure, adjusted net earnings. This non-IFRS measure does not have any standardized meaning prescribed by IFRS, and other companies may calculate this measure differently. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted net earnings are calculated by removing the effects of non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance. The following table provides a reconciliation of adjusted net earnings to net earnings which is the most directly comparable financial measure contained in the Company’s financial statements.

	Years Ended December 31
(in thousands, except for per share amounts)	2021	2020
Net earnings	$754,885	$507,804
Add back (deduct):
Impairment reversal	(156,717)	-
(Gain) loss on fair value adjustment of share purchase warrants held	2,101	(338)
(Gain) loss on fair value adjustment of convertible notes receivable	(5,733)	(1,899)
Income tax expense (recovery) recognized in the Statement of Shareholders' Equity	1,811	(820)
Income tax expense (recovery) recognized in the Statement of OCI	(2,314)	(1,866)
Other	(1,954)	454
Adjusted net earnings	$592,079	$503,335

WHEATON 2022 MANAGEMENT INFORMATION CIRCULAR	[99]